UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 NANOBAC PHARMACEUTICALS, INCORPORATED
(Exact name of registrant as specified in its charter)

Florida	8071	59-3248917
State or jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2727 W. Martin Luther King Blvd., Suite 850, Tampa, Florida 33607 (813) 264-2241
(Address and telephone number of registrant's principal executive offices)

John D. Stanton, CEO 2727 W. Martin Luther King Blvd., Suite 850 Tampa, Florida 33607 (813) 264-2241
(Name, address and telephone number of agent for service)

Copy of communications to:
Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of Americas
New York, NY 10018
Telephone: 212-930-9700
Facsimile: 212-930-9725

Approximate date of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered(1)	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(2)
Common stock	26,472,843(3)	$0.10	$2,647,284.30	$335.54
Common stock	32,625,000(4)	$0.10	$3,262,500.00	$413.52
Total Registration Fee				$749.07

(1) Includes shares of our common stock, no par value, which may be offered pursuant to this registration statement, which shares are issuable pursuant to subscription agreements and the exercise of warrants by the selling stockholders. We are also registering such additional shares of common stock as may be issued as a result of stock-splits, stock dividends and similar transactions pursuant to Rule 416. The number of shares of common stock registered hereunder represents a good faith estimate by us of the number of shares of common stock issuable pursuant to subscription agreements and upon exercise of the warrants. For purposes of estimating the number of shares of common stock to be included in this registration statement, we calculated 100% of the number of shares of our common stock issuable pursuant to subscription agreements assuming the issuance price will be at $0.12 per share. Should we have insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.

(2) Fee calculated in accordance with Rule 457(c) of the Securities Act. Estimated for the sole purpose of calculating the registration fee and based upon the average quotation of the high and low price of our common stock on June 16, 2005, as reported on the OTC Bulletin Board.

(3) Represents common stock that may be issued under subscription agreements.

(4) Represents common stock that may be issued upon the exercise of common share purchase warrants.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS
Subject to Completion June 16, 2005

NANOBAC PHARMACEUTICALS, INCORPORATED

59,097,843 SHARES OF COMMON STOCK
________________________________

This prospectus relates to the resale by certain selling stockholders of up to 59,097,843 shares of common stock of Nanobac Pharmaceuticals, Incorporated issuable to the selling stockholders:

- up to 26,472,843 shares of common stock pursuant to subscription and other agreements; and

- up to 32,625,000 shares of common stock issuable to certain selling stockholders assuming the exercise of outstanding common share purchase warrants.

The selling stockholders may offer to sell the shares of common stock being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board under the symbol "NNBP". On June 16, 2005 the closing bid price for one share of our common stock was $0.10. We do not have any securities that are currently traded on any other exchange or quotation system.

Our business is subject to many risks and an investment in our common stock will also involve a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully consider the various Risk Factors described beginning on page 9 before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell or offer these securities until this registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is June 16, 2005.

The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.

RECENT SALES OF UNRESTRCTED SECURITIES	47
EXHIBIT INDEX	51
UNDERTAKINGS	54
SIGNATURES	55

As used in this prospectus, the terms "we", "us", "our", and "Nanobac" mean Nanobac Pharmaceuticals, Incorporated and its subsidiaries, unless otherwise indicated.

PROSPECTUS SUMMARY

Our Business

We are dedicated to improving people’s health through the detection and eradication of nanobacterium sanguineum (nanobacteria). Our research is establishing the pathogenic role of Nanobacteria in calcification, particularly in coronary artery heart disease and vascular disease. We have identified two biomarkers of nanobacterial infection, labelled NB2™ ELISA assays, to detect nanobacterial antigen ad IgG antibody. We are also leveraging our proprietary knowledge and intellectual property to develop therapies to treat nanobacterial infection. We currently market a patented therapeutic nanobacteria regimen that we developed.

Our intellectual property covers methods for the detection, growth and treatment of Nanobacteria and is being leveraged to develop novel companion diagnostic and therapeutic products to detect and treat nanobacterial infections. We are also exploring commercialization opportunities in the bio-industrial and bio-medical markets.

About Nanobacteria - Nanobacteria are extremely small cell-walled micro organisms. We believe that they are the smallest self-replicating organism ever detected. Nanobacteria were first discovered in 1988 by a Finnish researcher, and Nanobac co-Founder Olavi Kajander, M.D., Ph.D. Dr. Neva Ciftcioglu joined his team in 1991 and their corroborated work with nanobacteria has put them at the forefront of research into this medically important pathogen. Their research was the first to establish that blood-borne Nanobacteria forms slow-growing calcified colonies in arteries and organs, much as coral reefs are formed.

There are medical researchers that contend that nanobacteria not alive and they are artifacts, contaminants or crystalline growths. We believe research shows that nanobacteria have many characteristics of life and further research is required.

We are also working on the following portfolio of diagnostic and therapeutic products focused on Nanobacteria and diseases of pathological calcification.

1. Diagnostics - We have developed two diagnostic assays to identify the presence of Nanobacteria in blood. One test measures levels of Nanobacterial antigen (NANO-CAPTURE - Nanobacterial Antigen Assay) and the other test measures whether a patient has been exposed to Nanobacteria (NANO-SERO - Nanobacteria Antibody Assay). Our goal is to develop diagnostic assays that will be globally distributed for a variety of diseases associated with nanobacterial infection and pathologic calcification. Our diagnostic tests will facilitate further research into the cause and effect of Nanobacteria and will allow researchers the ability to measure changes in levels of Nanobacteria in their test patients.

2. Therapeutics - We are in the process of implementing a clinical strategy to develop novel therapies against nanobacterial infections. Currently, we offer a combination of supplements that are designed to help break down the hydroxylapatite shell that encapsulates Nanobacteria, which may make the pathogen more susceptible to antimicrobial therapy. Preliminary results demonstrate that our combination of supplements, along with the antibiotic Tetracycline HCL, may reduce coronary calcium scores. However, further studies are required and the preliminary results may be incorrect. To date, no drugs have demonstrated the ability to significantly decrease coronary calcium scores.

3. Other Applications - Nanobacteria may also be contaminating biologics, like vaccines and bio-medical devices, like implantable hip replacement parts. We are exploring commercial opportunities to detect and eradicate nanobacterial infection or contamination in the following additional markets:

•	Bio-Medical- Vaccines and Blood Products
•	Bio-Industrial- Implantable Durable Medical Devices and Medical Exam Equipment

Prospectus Summary (continued)

Disease Markets - Nanobacteria may be implicated in a variety of human diseases associated with pathological calcification including coronary artery disease, kidney stones, polycystic kidney disease, prostatitis and cancers with calcium. Treatment costs associated with these diseases represent over $350 billion of total healthcare spending. Most significant amongst this list is cardiovascular disease. Cardiovascular disease represents 27% of all physician visits and 26% of all physician scripts in the United States. Coronary artery disease (CAD) is the most common form of heart disease. CAD begins as coronary artery calcification that leads to atherosclerosis before developing into CAD.

Our principal executive offices are located at 2727 W. Martin Luther King Blvd., Suite 850, Tampa, Florida 33607. We were incorporated under the laws of the state of Florida. Our telephone number is (813) 264-2241.

Number of Shares Being Offered

This prospectus covers the resale by the selling stockholders named in this prospectus of up to 26,472,843 shares of our common stock issued to selling stockholders, and up to 32,625,000 shares of common stock which may be issued to the selling stockholders upon the exercise of outstanding common share purchase warrants issued in connection with private placement. The selling stockholders may sell the shares of common stock in the public market or through privately negotiated transactions or otherwise. The selling stockholders may sell these shares of common stock through ordinary brokerage transactions, directly to market makers or through any other means described in the section entitled "Plan of Distribution".

Number of Shares Outstanding

There were 187,340,093 shares of our common stock issued and outstanding as at June 16, 2005.

Use of Proceeds

We will not receive any of the proceeds from the sale of the shares of common stock being offered for sale by the selling stockholder. We will, however, incur all costs associated with this registration statement and prospectus.

Prospectus Summary (continued)

Summary of Financial Data

The following selected consolidated financial data has been derived from our consolidated financial statements. The information below should be read in conjuncture with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related notes. The following information is presented as of and for the period from February 22, 2002 (date of inception) through December 31, 2002 and as of and for the years ended December 31, 2003 and 2004.

	Years ended December 31,
	2004	2003	2002

Consolidated Balance Sheet Data:
Working Capital	($1,189,310)	($6,763,635)	($340,922)
Total assets	$9,684,307	$6,044,090	$5,223
Total liabilities	$3,573,463	$6,850,246	$346,145
Shareholders' equity (deficit)	$6,110,844	($806,156)	($340,922)
Shares outstanding at period end	187,240,093	99,968,840	19,982,965

Consolidated Statement of Operation Data:
Revenue	$358,361	$482,815	$0
Gross profit	$257,891	$149,693	$0
Operating loss	($7,600,383)	($2,700,211)	($43,621)
Loss from continuing operations	($7,817,510)	($2,761,133)	($43,621)
Net loss	($7,874,778)	($3,699,491)	($1,475,299)
Diluted earnings per share	($0.05)	($0.05)	($0.11)
Cash dividends	$0	$0	$0
Cash dividends per share	$0.00	$0.00	$0.00

Weighted average common shares	152,903,084	67,489,524	13,941,197

(1)
Consolidated Balance Sheet and Consolidated Statement of Operation data for the years ended December 31, 2004 and 2003 give effect to our acquisition of NanobacLabs Pharmaceuticals, Inc. in June 2003 and Nanobac OY in November 2003.

(2)
Consolidated Statement of Operation data for the years ended December 31, 2004, 2003 and 2002 give effect for the October 2003 decision to dispose of the HealthCentrics business Unit. Accordingly, HealthCentrics’ operations for 2002 and 2003 have been removed from continuing operations.

RISK FACTORS

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and our business before purchasing shares of common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations. You could lose all or part of your investment due to any of these risks.

We require additional financing in order to continue in business as a going concern, the availability of which is uncertain. We may be forced by business and economic conditions to accept financing terms which will require us to issue our securities at a discount, which could result in further dilution to our existing stockholders.

As discussed under the heading, "Management's Discussion and Analysis - Liquidity and Capital Resources," we require additional financing to fund our operations. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. In addition, any additional equity financing may involve substantial dilution to our stockholders. If we fail to raise sufficient financing to meet our immediate cash needs, we will be forced to scale down or perhaps even cease the operation of our business, which may result in the loss of some or all of your investment in our common stock.

In addition, in seeking debt or equity private placement financing, we may be forced by business and economic conditions to accept terms which will require us to issue our securities at a discount from the prevailing market price or face amount, which could result in further dilution to our existing stockholders.

Liquidity and Working Capital Risks; Need for Additional Capital to Finance Growth and Capital Requirements

Throughout 2004 and 2003, affiliates of our Chief Executive Officer have provided our capital needs through loans and capital contributions. While these affiliates continue to provide for the majority of our cash requirements, they are under no obligation to continue such financing and/or strategic guidance. In the event these affiliates should discontinue their support, we may have difficulty in continuing our operations. In such an event, shareholders could lose their investment in its entirety. Historically, these affiliates have provided capital to us on a demand debt basis after which they may convert debt into shares of our common stock. If, in the future we require additional capital, these affiliates may contribute some or all of our requirements. We anticipate that as a part of any such loan, these affiliates would have rights to convert into additional shares of our common stock. In such an event and to the degree of which we require these affiliates’ support, shareholders may experience dilution. At present, we do not maintain key man insurance for our CEO.

In addition to the financial support we may receive from affiliates of our CEO, we may continue to seek to raise capital from public or private equity or debt sources to provide working capital to meet our general and administrative costs until net revenues make the business self-sustaining. We cannot guarantee that we will be able to raise any such capital on terms acceptable to us or at all. Such financing may be upon terms that are dilutive or potentially dilutive to our stockholders. If alternative sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding.

Risk Factors (continued)

Potential Incorrect Conclusions on the Detection and Eradication of Nanobacteria

Most of our future revenue is based on our ability to detect and eradicate Nanobacteria. If it is ultimately proved that our diagnostic methodologies and treatment regimens as covered by our patents are ineffective or based upon incorrect scientific conclusions, our existing patents and product lines may lose most or all of their value. Further, if we are unsuccessful in leveraging our diagnostic and therapeutic products to detect and treat nanobacterial diseases, we may not generate sufficient revenue to offset our expenses.

Acceptance of Products in the Marketplace is Uncertain.

Our future financial performance will depend, at least in part, upon the introduction and customer acceptance of our proposed treatments and products. Our treatments and products may not achieve market acceptance, and such adverse marketing results could materially harm the Company.

Limited Operating History Anticipated Losses; Uncertainty of Future Results

We have a limited operating history upon which an evaluation of our Company and our prospects can be based. Our prospects must be evaluated with a view to the risks encountered by companies in early stages of development, particularly in light of the uncertainties relating to the new and evolving biolife science research which we intend to develop and market, and the acceptance of our business model. We will be incurring costs to: (i) perform research studies to prove the effectiveness of our pharmaceutical products, (ii) further develop and market our products; (iii) establish distribution relationships; and (iv) build an organization. To the extent that such expenses are not subsequently followed by commensurate revenues, our business, results of operations and financial condition will be materially adversely affected. We, therefore, cannot insure that we will be able to immediately generate sufficient revenues. We expect negative cash flow from operations to continue for at least the next 12 months as we continue to develop and market our business. If cash generated by operations is insufficient to satisfy our liquidity, we may be required to sell additional equity or debt securities. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. Our initial operations may not be profitable, since time will be required to build our business to the point that our revenues will be sufficient to cover our total operating costs and expenses. Our reaching a sufficient level of sales revenues will depend upon a large number of factors, including availability of sufficient working capital, the number of customers we are able to attract and the costs of continuing development of our product line.

Federal Food and Drug Administration

Some or all of our products may be governed by rules and regulations established by the United States Food and Drug Administration (“FDA”). Changes in FDA regulations and the enforcement thereof may affect our biolife science business. Furthermore, we may not be successful in filing and obtaining approval of our 510K or PMA filings with the FDA for our Nano-Capture Antigen and Nano-Sero IgG ELISA assays.

Data Obtained Through Clinical Trials.

Data obtained from pre-clinical studies and clinical trials do not necessarily predict results that will be obtained from later pre-clinical studies and clinical trials. Moreover, pre-clinical and clinical data is susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in earlier trials. The failure to adequately demonstrate the safety and/or effectiveness of an intended product under development could delay or prevent regulatory clearance of the potential drug or treatment, resulting in delays to commercialization, and could materially harm the business.

Risk Factors (continued)

Competitors in the Pharmaceutical Industry May Develop Competing Technologies

Drug companies and/or other health care companies may seek to develop and market technologies which may compete with our Company’s technology. While we believe that our technology regarding the prescription treatment of nanobacterial infections caused by nanobacterium sanguineum is unique, other competitors may develop similar or different treatments which may become more accepted by the marketplace.

Regulations may Inhibit our Ability to Sell Nanobac Supplements

Codex is a joint body comprising government representatives and non-governmental organizations, jointly managed by the United Nation's (U.N.) Food and Agriculture Organization (FAO) and the World Health Organization (WHO) of the U.N. The Codex Committee on Nutrition and Foods for Special Dietary Uses (CCNFSDU) has been attempting to develop international guidelines for vitamins and minerals since 1991. In November 2004, these guidelines were finalized and a vote to ratify will take place in July, 2005.

There is a school of thought within the dietary supplement community that buying vitamins and other dietary supplements will be severely limited by this CODEX. Passage of the above guidelines may inhibit our ability to sell Nanobac Supplement outside of the United States. We do not believe that the passage will impact United State revenue as the U.S. draft position states that "The United States supports consumer choice and access to dietary supplements that are safe and are labelled in a truthful and non-misleading manner."  Further, the CODEX Draft notes that the Codex Guidelines for Vitamin and Mineral Supplements will not adversely affect the availability of safe and truthfully labelled supplement products in the U.S. marketplace or to U.S. consumers. If our interpretation is not correct passage of the international guidelines may inhibit the sales of Nanobac Supplement inside and outside of the United States

Risk of Third Party Lawsuits.

We are exposed to potential product liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. We cannot assure potential investors that such claims will not be asserted against the Company. A successful liability claim or series of claims brought against us could have a material adverse effect on our financial condition. In addition, we may be sued by third parties who claim that our products and treatments infringe upon the intellectual property rights of others or that we have misappropriated trade secrets of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in medical technology patents and the breadth and scope of trade secret protection involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial resources, and could harm our reputation.

Government Regulation

Healthcare in general and the pharmaceuticals industry in particular are highly regulated markets, subject to both federal and a multitude of state regulations and guidelines. The majority of our business is still in clinical research applications and is governed by the medical community. There can be no assurance that changes to state or federal laws will not materially restrict our ability to sell our products or develop new product lines.

Intellectual Property Rights

We have a family of patents encompassing the detection and eradication of nanobacteria. There are risks inherent in any intellectual property rights in that they may be challenged as being invalid or not original. Additionally, other parties may abuse such intellectual rights, causing the Company to defend its rights.

Risk Factors (continued)

Dependency upon Key Technical and Scientific Personnel Who May Terminate Employment at Any Time.

Our success will depend to a significant degree upon the continued services of key technical and scientific personnel, including but not limited to E. Olavi Kajander, MD, PhD. In addition, our success may depend on our ability to attract and retain other highly skilled personnel. Competition for qualified personnel is intense, and the process of hiring and integrating such qualified personnel is often lengthy. We may be unable to recruit personnel on a timely basis, if at all. All of the Company’s management and other employees may voluntarily terminate their employment with us at any time. The loss of the services of key personnel, or the inability to attract and retain additional qualified personnel, could result in delays to development, loss of sales, and/or diversion of management resources that could have a material adverse affect on the Company.

Competition

The markets in which we compete include successful and well-capitalized competitors that vary in size and scope. Principal competitors include Pfizer, Merck and other pharmaceutical companies having unique treatments for cardiovascular disease. All of these competitors are more established, benefit from greater name recognition and have substantially greater resources than us. Moreover, we could face additional competition as other established and emerging companies enter the market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer subscriptions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, financial condition and operating results. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third-parties, thereby increasing the ability of their products to address the needs of our prospective consumers. While we believe we can differentiate our product from these current and future competitors, focusing on the products' functionality, flexibility, adaptability and features, there can be no assurance that we will be able to compete successfully against current and future competitors. The failure to effectively compete would have a material adverse effect upon our business, financial condition and operating results.

Lack of Independent Directors

We cannot guarantee our Board of Directors will have a majority of independent directors in the future. In the absence of a majority of independent directors, our executive officers, who are also principal stockholders and directors, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between the Company’s stockholders and the controlling officers and/or directors.

Limitation of Liability and Indemnification of Officers and Directors

Our officers and directors are required to exercise good faith and high integrity in our management affairs. Our Articles of Incorporation and By Laws provide, however, that our officers and directors shall have no liability to our shareholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated their duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. Our Articles and By-Laws also provide for the indemnification by us of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate our business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner they reasonably believe to be in, or not opposed to, the best interests of the Company, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations.

Continued Control by Current Officers and Directors

The present officers and directors control approximately 50% of the outstanding shares of Common Stock, and are in a position to elect all of our Directors and otherwise control the Company, including, without limitation, authorizing the sale of equity or debt securities of the Company, the appointment of officers, and the determination of officer's salaries. Shareholders have no cumulative voting rights.

Please read this prospectus carefully. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information provided by the prospectus is accurate as of any date other than the date on the front of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" on pages 8 to 11, that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results The safe harbour for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to the offering made in this prospectus.

SECURITIES AND EXCHANGE COMMISSION'S PUBLIC REFERENCE

Any member of the public may read and copy any materials filed by us with the Securities and Exchange Commission at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

THE OFFERING

This prospectus covers the resale by the selling stockholders named in this prospectus by the selling stockholders named in this prospectus of:

- up to 26,472,843 shares of common stock including common stock issuable to the selling stockholders pursuant to subscription agreements; and

- up to 32,625,000 shares of common stock issuable to selling stockholders assuming the exercise of outstanding common share purchase warrants.

USE OF PROCEEDS

The shares of common stock offered hereby are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders. We will, however, incur all costs associated with this registration statement and prospectus.

SELLING SHAREHOLDERS

This prospectus relates to the offer and sale by the following selling stockholders of the indicated number of shares, all of which are issuable pursuant to warrants and subscription agreements held by these selling stockholders. The number of shares set forth in the table for the selling stockholders represents an estimate of the number of shares of common stock to be offered by the selling stockholders. The actual number of shares of common stock issuable pursuant to the subscription agreements is based on the future market price of the common stock. The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable pursuant to the subscription agreements and exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933.

The Shareholder identified under “OY Acquisition” is currently employed by the Company, but is not a Named Executive Officer of the Company. None of the other selling stockholders have held any position or office within our company, nor have they had any other material relationship with us in the past three years, other than in connection with transactions pursuant to which the selling stockholders acquired convertible notes and warrants. We have been notified by the selling stockholders that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

Selling Shareholders (continued)
	Shares Beneficially Owned Prior to the Offering		Total Shares	Shares Beneficially Owned After the Offering
Name	Number (1)	Percent (2)	Registered (1) (3)	Number	Percent (2)
Subscription Agreements
The Nutmeg Group, LLC (4)	32,500,000	14.6%	32,500,000	0	0.0%
3366 Commercial
Northbrook, IL 60062

Jaytern Associates, Inc. (5)	6,250,000	3.1%	6,250,000	0	0.0%
29 Beach Road
Monmouth Beach, NJ 07750

NITE Capital (6)	10,000,000	4.9%	10,000,000	0	0.0%
100 East Cook Avenue, Suite 201
Libertyville, IL 60048

Hartsfield Capital Securities, Inc. (7)	3,250,000	1.6%	3,250,000	0	0.0%
3775 Mansell Road
Alparetta, GA 30022

Subtotal	52,000,000	21.8%	52,000,000	0	0.0%

Conversion of Current Liabilities
Benedict Maniscalco	1,566,925	0.8%	951,925	615,000	0.3%
4730 N. Habana Avenue
Suite 201
Tampa, FL 33614

MacFarlane Ferguson & McMullen	222,460	0.1%	222,460	0	0.0%
400 North Tampa Street
Suite 2300
Tampa, FL 33602

Subtotal	1,789,385	0.9%	1,174,385	615,000	0.3%

OY Acquisition
E. Olavi Kajander (8)	6,523,458	3.3%	5,923,458	600,000	0.3%
2727 W Martin Luther King Blvd
Suite 850
Tampa, Florida 33607

Subtotal	6,523,458	3.3%	5,923,458	600,000	0.3%

Total	60,312,843	24.7%	59,097,843	1,215,000	0.6%

Selling Shareholders (continued)

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable pursuant to the subscription agreements are subject to adjustment depending on the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1)
Represents common stock that potentially may be issued: (a) pursuant to subscription agreements; and (b) upon the exercise of common share purchase warrants issued to the named selling stockholders pursuant to subscription agreements. The subscription agreements contains a contractual restriction on beneficial share ownership. It provides that the holder may not receive shares, or exercise the warrant, to the extent that such shares, would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our then issued and outstanding shares of common stock. For the purposes of this table, any contractual restriction on the number of securities the selling stockholders may own at any point in time has been disregarded.

(2)
Includes 189,006,760 shares of common stock issued and outstanding as of June 16, 2005 (including 1,666,667 shares in the process of being issued) and 32,625,000 Warrants outstanding related to the selling shareholders.

(3)	Assumes that all securities registered will be sold.

(4)
Includes 10,833,333 shares of common stock underlying a subscription amount of $650,000 and 8,125,000 shares underlying warrants exercisable at 120% of the Fixed Price per share and 8,125,000 shares underlying warrants exercisable at 150% of the Fixed Price per share.

(5)
Includes 2,083,333 shares of common stock underlying a subscription amount of $125,000 and 1,562,500 shares underlying warrants exercisable at 120% of the Fixed Price per share and 1,562,500 shares underlying warrants exercisable at 150% of the Fixed Price per share.

(6)
Includes 3,333,333 shares of common stock underlying a subscription amount of $200,000 and 2,500,000 shares underlying warrants exercisable at 120% of the Fixed Price per share and 2,500,000 shares underlying warrants exercisable at 150% of the Fixed Price per share.

(7)	Includes 3,250,000 shares underlying warrants at approximately $.15 per share.

(8)	Includes 5,000,000 shares of common stock underlying warrants exercisable at $.005 per share.

CIRCUMSTANCES UNDER WHICH THE SELLING STOCKHOLDERS ACQUIRED SECURITIES

Subscription Agreements

From August through February 2005, we entered into subscription agreements, with the selling stockholders, for a private placement of shares of common stock and warrants for an aggregate purchase price of $2,950,000 ($1,000,000 of which is from an affiliate of the Company). As of date, we received an aggregate of $1,475,000 from the selling stockholders (including $500,000 from an affiliate of the Company) and the balance will be paid within five days of the effectiveness of this prospectus. The purchasers are irrevocably bound to purchase our securities.

Shares of Common Stock

The shares of common stock are priced at the lesser of
(a) $0.12, or

(b) fifty-two percent (52%) of the average closing bid price for the common stock on the five trading days immediately prior to the date on which the registration statement is declared effective.

(the lesser of (a) and (b) are referred to as the "Fixed Price").

Warrants

The selling stockholders will be issued warrants exercisable into such number of shares of common stock equal to 100% of the subscription amount paid by the selling stockholders, divided by the Fixed Price. The warrants expire on December 31, 2008. Fifty percent (50%) of such warrants are exercisable into shares of common stock at a price per share equal to 110% of the lesser of (a) $0.12; or (b) fifty-two percent (52%) of the average closing bid price for our common stock for the five trading days immediately prior to the filing with the Securities and Exchange Commission of the Registration Statement]. The remaining fifty percent (50%) of the warrants are exercisable into shares of common stock at price per share equal to 150% of the lesser of (a) $0.12; or (b) fifty-two percent (52%) of the average closing bid price for Common Stock on the five trading days immediately prior to the filing with the Securities and Exchange Commission of the Registration Statement].

Conversion of Current Liabilities

During October and December 2004, we entered into agreements with two creditors for the conversion of approximately $170,000 of current liabilities into 1,174,385 shares of common stock. The current liabilities were the result of professional services provided to us.

OY Acquisition

In January, March and August, we executed agreements to issue 5,923,458 shares of our common stock and 5,000,000 warrants exercisable into shares of our common stock in exchange for the remaining 35% of Nanobac OY and the settlement of past services provided by the minority stockholders of Nanobac OY. At the conclusion of these transactions, we owned 100% of Nanobac OY.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately-negotiated transactions;
•	short sales that are not violations of the laws and regulations of any state or the United States;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing of options on the shares;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

Plan of Distribution (continued)

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that the selling stockholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, the selling stockholder can only cover its short position with the securities they receive from us upon conversion. In addition, if such short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

LEGAL PROCEEDINGS

Except as described below, we know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or has a material interest adverse to us.

On September 24, 2004 a civil action was filed in United States District Court - Southern District of California by World Health Products, LLC (“World Health”) broadly alleging that the Company, together with a customer of the Company (“Customer”), has infringed on its Patent Number 5,602,180 related to the sale of suppositories included in the Company’s supplement product. World Health alleged additional complaints against the Customer to which the Company is not liable. During February 2005, World Health dropped the Company from their lawsuit as there tests of the Company’s suppositories determined that World Health’s patents were not being infringed upon.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Name	Position Held with the Company	Age	Date First Elected or Appointed
John Stanton	Chief Executive and Financial Officer, and Chairman	56	November 2000
Alex Edwards	Director	40	March 2003 and January 2004
Dr. Jan Egberts	Director	45	January 2004
Dr. Stephen Rechtschaffen	Director	55	January 2004

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

John Stanton - Chairman Chief Executive Officer and Chief Financial Officer - From March 2001 through January 2004, Mr. Stanton served as our Chief Executive Officer (“CEO”). Mr. Stanton reassumed the role of CEO on July 23, 2004. From March, 2001 through the present, Mr. Stanton has served as our Chairman of the Board of Directors and Chief Financial Officer. From 1987 through the present, Mr. Stanton served as the President and CEO of Florida Engineered Construction Products, Corporation. Mr. Stanton has served as Chairman of the Board of Directors of publicly-traded EarthFirst Technologies, Inc. from May 15, 2000 through the present. Mr. Stanton also serves on the Board of Directors of publicly traded Medical Technology Systems, Inc., Powercerv Corp., Cybercare, Inc. and White Knight SST, Inc. Since the early 1990's, Mr. Stanton has been, and continues to be, involved in turn-around management for financially distressed companies, providing both management guidance and financing. In 1981, Mr. Stanton assumed the role of Chief Financial Officer for Florida Engineered Construction Products, Corporation, a privately held manufacturer of residential and commercial construction products, located in Tampa, Florida. Mr. Stanton worked as an auditor with the international professional services firm that is now known as Ernst & Young, LLP from 1973 through 1981. Mr. Stanton, a Vietnam veteran of the United States Army, graduated from the University of South Florida with a Bachelors Degree in Marketing and Accounting in 1972, and with an MBA in 1973. Mr. Stanton earned the designation of Certified Public Accountant in 1974 and was a Sells Award winner in the CPA examination. Mr. Stanton is a lifetime resident of Tampa, Florida.

Directors, Executive Officers, Promoters and Control Persons (continued)

Alex Edwards - Director - Beginning January 2004, Mr. Edwards served as our CEO. He relinquished the CEO role to Mr. Stanton in July 2004. From March 2003 through January 2004, Mr. Edwards served as our Executive Vice President and Chief Operating Officer. Mr. Edwards was also a Director from March 2003 through May 2003. He rejoined the Board of Directors in January 2004 and continues to serve on the Board of Directors through the present. From May 2002 through present, Mr. Edwards is a managing partner of 360 Partners as well as president and CEO of 360 Energy. From January 1997 to May 2002, Edwards was an executive with SRI/Surgical Express. He served in roles that ranged from vice-president/general manager to spending his last year with the company as president. From February 1993 through December 1996, he worked in sales and marketing with Dianon Systems, Inc. His positions included sales and sales management roles as well as field and corporate marketing. Mr. Edwards also served as an officer in the United States Navy with duty assignments ranging from shipboard divisional leadership to executive assistant for the Naval Surface Group Commander in Norfolk, Virginia. Mr. Edwards is a 1987 graduate of the United States Naval Academy.

In August 2003 Mr. Edwards settled a civil enforcement action brought against him by the Securities and Exchange Commission in U.S. District Court in Tampa, Florida. The complaint alleged that Mr. Edwards, while serving as president of SRI/Surgical Express, Inc. (SRI), a publicly traded Florida hospital supply company, caused SRI to enter into two transactions that resulted in SRI overstating its Fiscal 2001 third quarter revenue. Without admitting or denying the allegations in the complaint, Mr. Edwards consented to the entry of a Final Judgment permanently enjoining him from future violations of (or aiding and abetting violations of) Sections 10(b), 13(b)(5), and 13(b)(2)(A) and (B) of the Securities Exchange Act of 1934 and Exchange Act Rule 13b2-1. The Final Judgment also imposed a $50,000 civil penalty.

Dr. Jan Egberts - Director - Dr. Egberts joined the Board of Directors on February 2, 2004. From February 2001 to January 2004 Dr Egberts served as Chairman of Molnlycke Healthcare, Inc. in Newtown, PA. In addition, he served concurrently as President of the BARRIER division from February 2001 through April 2002 and from April 2002 to January 2004 as Senior Vice President and Global Marketing Director of Molnlycke Health Care in Goteborg Sweden. Prior to Molnlycke, Dr. Egberts served as Vice President, Business and Market Development World Wide for Johnson & Johnson, New Brunswick, NJ from November, 1996 to February, 2001. At Johnson & Johnson, he served as a member of the Global Management Board of the Johnson & Johnson Medical franchise where he was responsible for licensing/acquisitions, equity investment and patent management. Prior to Johnson & Johnson, Dr. Egberts held various positions with Merck & Co. including Senior Director Marketing, Osteoporosis Business Group in West Point, PA from February, 1994 to November, 1996; Partner in Egberts & Company, in Amsterdam from September, 1993 to February, 1994 and various roles including lastly Engagement Manager with McKinsey & Company in New York, Dusseldorf, London and Amsterdam from September, 1989 to September, 1993. Finally, Dr Egberts was the Project Manager with Cancer Biotechnology Research and Development Organon / Bionetics Research, Inc. from September, 1995 to August, 1997.

Dr. Egberts received his medical degree from Erasmus University Medical School, Rotterdam, the Netherlands in 1985. He pursued the final two years of his Medical School at Harvard Medical School in Boston and served a Medical Subinternship at John Hopkins Medical School in Baltimore. He received his MBA from Stanford Graduate School of Business in 1989.

Dr. Stephan Rechtschaffen - Director - Dr. Rechtschaffen joined the Board of Directors on February 2, 2004. He co-founded Omega Institute in 1977 and is the present CEO and Chairman of the Board. He was the developer and director of Foxhollow Wellness Spa in Lenox, MA from September 1987 through June 1989, and director of the Rhinebeck Health Center in Rhinebeck, NY, from November 1983 through March1989. Dr. Rechtschaffen is the author of: TimeShifting; Creating More Time to Enjoy Your Life, 1996, published in the United States by Doubleday, and in England, Europe, Japan and Australia by Random House. He is co-author of Vitality and Wellness, 1999, published by Dell. Dr. Rechtschaffen received his medical degree in 1973 from New York Medical College in New York City. His residency was at Harkness Community Hospital in San Francisco.

Family Relationships

There are no family relationships between any of our company's directors or executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 16, 2005, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Gary S. Mezo (3) 11407 Minaret Drive Tampa, FL 33626	24,560,000	12.99%
John D. Stanton (4) (5) (6)	89,082,658	47.13%
Alexander Edwards III (5) (6)	9,166,667	4.85%
Jan Egberts	0	0.00%
Stephan Rechtschaffen	0	0.00%
Directors and Executive Officers as a Group (Four persons)	98,249,325	51.98%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. For purposes of calculating the percentage beneficially owned, the number of shares deemed outstanding includes (i) 187,340,093 shares outstanding as June 16, 2005, and (ii) 1,666,667 shares underlying a subscription agreement. Unless otherwise provided, the street address of each beneficial owner is c/o Nanobac Pharmaceuticals, Incorporated, 2727 W. Dr. Martin Luther King Blvd., Suite 850, Tampa, Florida 33607.

(2)	Nanobac has relied upon information reported by the respective shareholder to the SEC pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, as of April 12, 2005.

(3)	Includes 9,760,000 shares held by Mr. Mezo’s spouse, Nancy Schriewer, and 160,000 shares held by Nancy Schriewer’s father as to which he disclaims beneficial ownership.

(4)
Includes 74,442,658 shares held by the corporate entities of Escape Velocity of Tampa Bay, Inc., White Knight SST, Inc., Stone Enclosure, Inc., Wade Inc. of Tampa Bay and Denouement Strategies, Inc. in which Mr. Stanton owns a controlling ownership.

(5)	Includes 14,640,000 shares that an affiliate of Mr. Stanton has an option to purchase from Mr. Mezo.

Changes in Control

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change of control of Nanobac.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 250,000,000 shares of common stock no par value, and 1,000,000 shares of preferred stock with no par value. As of June 16, 2005, there were 208,798,425 shares of our common stock issued and outstanding, including shares underlying a subscription. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, including the election of directors.

Each stockholder is entitled to receive the dividends as may be declared by our board of directors out of funds legally available for dividends and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our board of directors is not obligated to declare a dividend. Any future dividends will be subject to the discretion of our board of directors and will depend upon, among other things, future earnings, the operating and financial condition of Nanobac, its capital requirements, general business conditions and other pertinent factors. It is not anticipated that dividends will be paid in the foreseeable future.

Stockholders do not have pre-emptive rights to subscribe for additional shares of common stock if issued by us. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock.

Shares of our common stock are subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks". "Penny stock" is defined to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For the foreseeable future, our common stock will most likely continue to be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.

LEGAL MATTERS

The validity of the shares of common stock offered by the selling stockholders was passed upon by the law firm of Sichenzia Ross Friedman Ference LLP.

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CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with any of our accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. On January 30, 2004, we appointed Aidman, Piser & Company, P.A. as the independent accounting firm engaged as the principal accounting firm to audit our financial statements for the year ended December 31, 2003. The decision to change the principal accounting firm was approved by our Board of Directors on January 30, 2004. For further information relating to our change in certifying accountants, please refer to our Current Report on Form 8-K dated January 30, 2004 on file with the Commission.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents, subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2004 and 2003, filed with this prospectus and registration statement have been audited by Aidman, Piser & Company, P.A. independent accountants, as set forth in their report accompanying the consolidated financial statements. The financial statements referred to above are included herein in reliance upon such reports given upon the authority of the firm as experts in accounting and auditing.

DISCLOSURE OF SEC POSITION OF
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation, as amended, provide to the fullest extent permitted by Florida law, a director or officer of Nanobac shall not be personally liable to Nanobac or its shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of our Certificate of Incorporation, as amended, is to eliminate the rights of Nanobac and its shareholders (through shareholders' derivative suits on behalf of Nanobac) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behaviour), except under certain situations defined by statute. Nanobac believes that the indemnification provisions in its Certificate of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act might be permitted to directors, officers or persons controlling our company under the provisions described above, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF BUSINESS

We are a research-based bio-lifescience company. Our research is focused on investigating the role of Nanobacterium sanguineum, (“Nanobacteria”) in human diseases. Researchers at Nanobac have discovered a novel nano-sized particle that we believe is responsible for a majority of diseases associated with soft tissue calcification or plaque. Nanobacteria are extremely tiny, mineral forming units composed of calcium and phosphate, two primary components of bones and teeth. Because of the mineralizing properties of Nanobacteria, they have also been called calcifying nano-particles. Calcifying nano-particles have been identified at the center (nidis) of numerous diseased tissues and floating in blood vessels and in the urinary tract.

While calcification is a normal process for building healthy bones and teeth, calcification also plays a role in other conditions related to diseases, such as strokes and heart attacks. We believe that blood-borne nanobacteria forms slow-growing calcified colonies in arteries and organs, much as coral reefs are formed. Calcification of blood vessels typically involves the heart’s coronary arteries in atherosclerosis. It also occurs in arteries more generally throughout the body in arteriosclerosis, or hardening of the arteries. Kidney stones are calcifications within the urinary tracts. In addition, pathologic or soft tissue calcifications are observed in many other diseases such as, prostatitis (a painful inflammation of the prostate gland), and Polycystic Kidney Disease (growths of cysts in the kidneys). Research has shown the presence of Nanobacteria in the parts of the body affected by these diseases. We believe that Nanobacteria may play a key role in the pathogenesis of these and other diseases.

We believe that our research will lead to a better understanding of Nanobacteria and its role in disease. This in turn will enable us to develop better diagnostic tests to detect the presence of Nanobacteria and therapies to treat Nanobacterial infection.

Our objective is to gain a better understanding of the role Nanobacteria plays in diseases associated with soft tissue calcification (or the build up of calcified deposits within the body), and to develop new methods to detect and treat diseases associated with nanobacterial infection. At the same time, we intend to expand the sales of our Dietary Supplements and In Vitro Diagnostic products. Our business is comprised of three areas:
•	Dietary Supplements
•	In Vitro Diagnostics
•	Bio-Medical Research - Pharmaceutical Drug Discovery

We believe these three areas will fuel each other. The development of new and more effective methods to diagnose nanobacterial infection and diseases involving pathologic calcification should increase the demand for our dietary supplements and for new drugs that we may bring to the market alone or in partnership. Likewise, as more effective therapies come to market, diagnostic test ordering tends to increase.

While there is still a long way to go in the study of Nanobacteria, we are pleased with the results we have achieved thus far and we are optimistic about the prospects for the future development of diagnostic tests and treatments for diseases caused by - or associated with - nanobacterial infection.

Dietary Supplement Products

Through our research, we have developed a combination of dietary supplements called “Nanobac Supplements” that are part of a patented therapeutic regimen.

Preliminary studies have shown that the Nanobac Supplements in combination with the antibiotic Tetracycline may decrease soft tissue calcification. One component of the Nanobac Supplements is a calcium disodium ethylene diamine tetraacetic acid (“EDTA”) rectal suppository. EDTA is a synthetic amino acid that acts as a chelator (binding molecules such as metals and minerals and holding them tightly so that they can be removed from a system). EDTA chelation removes heavy metals and minerals from the blood, and is approved by the U.S. Food and Drug Administration (“the FDA”) for use in treating lead poisoning and toxicity from other heavy metals. Studies have shown that EDTA may help break up calcium deposits allowing the calcium to be removed from the body.

Description of Business (continued)

The Company also markets a dietary supplement that is combined with the EDTA suppository. The Nanobac Oral Supplement is a proprietary blend of essential amino acids, enzymes, antioxidants and natural anti-inflammatory components.

-
Enzymes are proteins produced by living organisms and functioning as biochemical catalysts in living organisms. Enzymes can speed up reactions in the body and this may help injured tissue repair faster.

-
An antioxidant is a chemical compound or substance that inhibits oxidation. The Nanobac Oral Supplement includes several major antioxidants. Increasing evidence suggests that using antioxidants can prevent LDL cholesterol lipoprotein oxidation and its resulting damage to arterial tissue.

We intend to maximize the sales of our existing Nanobac Supplements by establishing revenue generating collaborations with medical providers and expanding our channels of distribution through partnerships with complementary technology companies.

A recent preliminary study of prostatitis patients provided evidence that patients using the Nanobac Supplements, combined with the antibiotic Tetracycline, over a three month period showed significant improvement in their symptoms of chronic prostatitis / chronic pelvic pain syndrome. We are encouraged by the findings of this and other studies and are actively marketing the Nanobac Supplements while continuing our research into the cause of soft tissue calcification and effect of Nanobacteria on diseases. Based upon our findings, we anticipate developing more effective countermeasures to treat diseases in which Nanobacteria may play a role.

Diagnostics

We have developed two diagnostic assays to identify the presence of Nanobacteria in blood. One test measures levels of Nanobacterial antigen (NANO-CAPTURE - Nanobacterial Antigen Assay) and the other test measures whether a patient has been exposed to Nanobacteria (NANO-SERO - Nanobacteria Antibody Assay).

An antigen is generally defined as a substance that, when introduced into the body, stimulates the production of an antibody. An antibody is generally defined as any of various proteins in the blood that are generated in reaction to foreign proteins or polysaccharides, neutralize them, and thus produce immunity against certain microorganisms or their toxins.

In October 2004 we announced the signing of a Manufacturing Agreement with Medicorp, Inc., for the production of NANO-CAPTURE and NANO-SERO Assays. Nanobac is transferring production of both assays from our Nanobac OY research laboratory in Kuopio, Finland to Medicorp in preparation for expanded distribution and potential FDA clinical trials. Medicorp is Canada's largest, independent ISO 9001-certified manufacturer and distributor of immunodiagnostic and microbiology products.

The NANO-CAPTURE and NANO-SERO test kits will be sold through a distributor network. We have signed a distribution agreement with Oxoid Ltd. (“Oxoid”) for territories in Europe, Brazil and Australia. Oxoid is one of the world's leading manufacturers and distributors of microbiological culture media and other diagnostic products. With corporate headquarters in Basingstoke, Hampshire, Oxoid Ltd is supported by a network of wholly owned sales and distribution companies in Europe, North and South America and Australia. We have also recently received notification of CE Mark status, which is necessary for distribution of our kits in Europe.

Our goal is to develop diagnostic assays that will be globally distributed for a variety of diseases associated with nanobacterial infection and pathologic calcification. Our diagnostic tests will facilitate further research into the cause and effect of Nanobacteria and will allow researchers the ability to measure changes in levels of Nanobacteria in their test patients.

Description of Business (continued)

Research

Nanobacterial research is ongoing around the world. Our lead scientists Olavi Kajander and Neva Ciftcioglu, have formed multidisciplinary alliances with top researchers including: Hojatollah Vali, McGill University, Canada; Mayo Clinic, Rochester, Minnesota; University of South Florida; Iowa State University; D. Shoskes, Cleveland Clinic; Garcia-Cuerpo, Spain;  China Ghangsha group; Sommer, Univ. of Ulm;  Pretorius, South-Africa; G. Epstein/J.T. Salonen;  Tom & Marcia Hjelle, Univ. of Illinois; Y. Av-Gay, University of British Columbia; and R. Berger, Miami Heart Institute, Miami FL. We intend to serve as the nexus for research scientists and become the premier leader in nanobacterial research and distribution of knowledge. We generally retain the rights for the commercialization of intellectual property that result from these collaborative studies.

To date, these collaborations have resulted in the publishing of over 80 articles, numerous abstracts and book chapters. Example publications since 1998 include articles in Science, Nature and Nature Medicine, Proceedings of the National Academy of Sciences, Lancet, New Scientist, Molecular Medicine, PDA Journal, Kidney International, Circulation, Journal of Pathophysiology, and American Society for Microbiology.

In 2004, we entered into a Space Act Agreement with NASA’s Johnson Space Center (“JSC”), Houston Texas, to collaborate on the research of nanobacterium sanguineum and its nature and role in pathological calcification, including the detection and treatment of the pathogen. Since Astronauts may be more prone to an increased rate of pathological calcification while in a zero gravity environment, the collaboration will support NASA’s need to better understand the effects of long-term space travel on humans. In addition, Nanobac’s work provides a model for studying mineralized organic matters that could aid NASA in the search for extraterrestrial life.

Nanobac co-founder and Director of Science, Neva Ciftcioglu, Ph.D. will remain at NASA JSC as Staff Scientist and principal researcher. Under the agreement, NASA will provide workspace at JSC for Nanobac’s personnel located at JSC. The agreement further provides Nanobac the opportunity to work together with a multidisciplinary team of NASA researchers while having access to basic laboratory services for nanobacteria science, including electron microscopy, molecular biology and geology-mineralogy research facilities. Projects ranging from searching for nanobacteria biosignatures in earth fossils and in Mars meteorites to diagnosing and treating nanobacteria infection are anticipated. Nanobac will provide JSC with equipment and specialty supplies for nanobacteria research and apply its pioneering diagnostic and treatment experience in the field.

We own the rights for the commercialization of intellectual property that results from our collaborative research at NASA JSC. However, the U.S. Federal Government retains the right to use this intellectual property for U.S. Government purposes without compensation to us.

Description of Business (continued)

The Role of Nanobacteria in Calcification Associated Diseases

Cardiovascular Diseases

The most serious and widespread of the diseases caused by calcified plaque are atherosclerosis (hardening of the arteries) and coronary heart disease. Coronary heart disease is caused by a narrowing of the coronary arteries that feed the heart, which may be caused by the build-up of Nanobacteria.

Many cardiovascular researchers have shown that atherosclerosis might be the life-long result of our bodies’ various healing mechanisms and inflammatory responses to infection. Researchers have sought to isolate an infectious agent that is present in our tissues that could stimulate the development of atherosclerotic plaques. Until recently, no single infection, viral or bacterial, had been implicated.

The Company believes that Nanobacteria might play a key role in the development of atherosclerosis and consequently focused its early efforts on investigating the relationship between Nanobacteria and atherosclerosis.

Three recently published studies conducted by prominent medical researchers have collectively shown that Nanobacteria might be the previously unidentified agent involved in the development of atherosclerotic heart disease. A group of researchers at the Mayo Clinic, led by Virginia Miller, PhD showed that Nanobacteria are present in calcified atherosclerotic coronary arteries and heart valves.

Cardiovascular researcher Benedict Maniscalco, MD published a study that showed that patients with severe coronary artery disease tested positive for nanobacterial antigen. The study also indicated that a majority of cardiac patients that received the Nanobac Supplements had a decrease in their coronary artery calcium scores. Angina was decreased or ablated in 16 of 19 patients. Lipid (fats and fat like materials) profiles also improved in most patients. Dr. Maniscalco’s study concluded that the coronary artery calcium scores of most coronary artery disease patients decreased during the period they used the Nanobac Supplements inferring regression of calcified coronary artery plaque volume. The patients tolerated the therapy well and their angina and lipid profiles improved.

Also, at a recent American Heart Association scientific session, one of the world’s most prominent heart disease researchers, Stephen E. Epstein, MD, Director of the Cardiovascular Research Institute at Washington Hospital Medical Center in Washington D.C., reported that 94% of people with calcified coronary arteries have nanobacterial infection as measured by the Company’s Nanobacterial Antibody Assay, and that antibody results correlated with coronary calcification scoring. Therefore, the Nanobacterial Antibody Assay may be a predictor of patients with high levels of calcium in their coronary arteries. These patients are at the highest risk for a heart attack. Thus, the Nanobacterial Antibody Assay could be used as a biomarker that may predict which patients are at greatest risk for a heart attack.

The collective weight of the three studies suggests that nanobacteria infection may be the previously unknown infectious agent associated with atherosclerotic plaque. The physical presence of Nanobacteria in the diseased artherosclerotic tissues and the correlation with heart disease calcification levels suggests that long-term nanobacterial infection is involved in the development of the calcification in atherosclerotic heart disease.

Nanobac is continuing its research of the relationship between nanobacterial infection and heart disease and has expanded its research to include other diseases involving pathological calcification.

Description of Business (continued)

Urological Diseases

Kidney stones are one of the most common disorders of the urinary tract. A kidney stone is a solid piece of material that forms in the kidney out of substances in the urine. A problem stone can block the flow of urine and cause great pain.

Prostatitis is a painful inflammation of the prostate gland. Symptoms may include pain while urinating or ejaculating, chills or fever, perineal, testicular, bladder or low back pain.

Polycystic kidney disease (“PKD”) is a genetic disorder characterized by the growth of numerous cysts in the kidneys. PKD cysts can slowly replace much of the mass of the kidneys, reducing kidney function and leading to kidney failure.

Researchers have shown a relationship between Nanobacteria and urological diseases such as kidney stones, prostatitis, and PKD. Until these studies, no single infection, viral or bacterial, had been identified that could have caused the progression of these diseases.

Nanobac has focused on investigating the relationship between Nanobacteria and these urological diseases.

Kidney Stones: Several studies conducted by prominent medical researchers have collectively shown Nanobacteria as a probable cause of kidney stone formation. Depending upon the patient population, researchers have found that 62% to 97% of kidney stones have Nanobacteria. The presence of Nanobacteria is independent of the type of kidney stone.

It is believed that Nanobacteria create the calcific deposits that are physically present in the kidney stones and therefore may be the cause of kidney stone formation.

The Company has been working with scientists at NASA to research the effects of Nanobacteria in the formation of kidney stones during space flights. Neva Ciftcioglu, the Company’s Director of Science, and a team of NASA scientists used multiple techniques to determine that Nanobacteria infection multiplies faster in space flight simulated conditions than on Earth. This determination is especially important to NASA as it indicates that astronauts on future long-term missions to the moon and Mars are at an increased risk for developing kidney stones.

The Company is continuing its collaboration with NASA. The observation that Nanobacteria grow faster in conditions simulating the microgravity conditions of space also allows researchers to grow cultures faster. A problem facing researchers in studying Nanobacteria had been in developing a sufficient amount of material. Nanobacterial particles double about once every three days compared to typical bacteria which doubles about every 20 minutes.

Prostatitis: A recent observational study of prostatitis patients, led by Daniel A. Shoskes, M.D., of Cleveland Clinic Florida, demonstrated a significant improvement in the symptoms of chronic prostatitis / chronic pelvic pain syndrome for those patients who took Nanobac Supplements for a period of three months. The treated group of fifteen patients had prostatic stones and longstanding Chronic Pelvic Pain Syndrome (“CPPS”) symptoms that were not responsive to prior conventional therapies. Two of the patients in the test group who had been on complete medical disability have returned to work.

Polycystic Kidney Disease (“PKD”): Studies have shown that 100% of kidney cyst fluids and urine were positive for Nanobacteria. Nanobac plans to initiate research trials that will evaluate the link between Nanobacteria and PKD.

Description of Business (continued)

Other Opportunities

Nanobacteria may also be contaminating biologics, like vaccines and bio-medical devices, like implantable hip replacement parts. We are exploring commercial opportunities to detect and eradicate nanobacterial infection or contamination in the following additional markets:

•	Bio-Medical- Vaccines and Blood Products
•	Bio-Industrial- Implantable Durable Medical Devices and Medical Exam Equipment

Nanobacterium Sanguineum Background and Description

Nanobacterium sanguineum (nanobacteria) was discovered in 1988 by Finnish researcher Olavi Kajander, M.D., PhD. Dr. Kajander was carrying out mammalian cell research when a routine mammalian cell culture experiment, using commercially available fetal bovine serum as the growth media, just wasn't getting off the ground. The cells weren't thriving and dividing like they should; the cells were sickly and died off before any study could be done. Strange vacuoles were forming up in many of the cells, and these cells subsequently died. Dr. Kajander, like all basic cell researchers, had encountered this problem before; sometimes their cell cultures worked, and sometimes they didn't. Dr. Kajander researched this further and after several weeks of culture, turbidity developed in one of the flasks. We believe this represented the first isolation of Nanobacterium sanguineum.

In 1991 Dr. Kajander was joined by microbiologist Neva Ciftcioglu, Ph.D. at the University of Kuopio, Finland. Their research established that the blood-borne nanobacteria forms slow-growing calcified colonies in arteries and organs, much as coral reefs are formed. Nanobacteria have been found in human and animal blood, urine and saliva. The name "nanobacteria" was introduced and patented by Dr. Olavi Kajander as the name for very small mineral-associated bacteria-like particles.

Competition

The market for providing physicians and managed care organizations with nanobacteria related disease management and services is just emerging, and we believe are currently the only company providing a comprehensive approach to managing nanobacterial diseases.

The general market for academic researchers and clinical laboratories with In Vitro diagnostic test kits is highly competitive and includes diagnostic companies such as, Roche, Abbott, Bayer, Johnson & Johnson, and Dade Behring.

The general market for specialized clinical laboratory services for detection, diagnosis, prognosis and monitoring is highly competitive and dominated by Quest and Labcorp. Their competitive strength lies in their service capabilities and their ability to provide local couriers for specimen pickup and broad-based contracting ability with managed care organizations.

The general market for pharmaceuticals and dietary supplements is also highly competitive and includes Fortune 500 pharmaceutical companies as well as small to medium sized pharmaceutical and dietary supplement companies.

Nanobac believes that it will be able to grow and defend the specialized nanobacteria related disease market niche due to its expertise in the field, its disease management approach, and its technology leadership.

Description of Business (continued)

Government Regulation

Clinical Reference Laboratory

The clinical reference laboratory operations are not regulated directly by the FDA. Clinical reference laboratories in the United States are regulated under the federal Clinical Laboratory Improvement Act (CLIA). Our reference laboratory is located in Kuopio Finland and is regulated by European Union and Finland laws and is not regulated by CLIA.

In Vitro Diagnostics

The FDA regulates in vitro diagnostic kits and reagents. We intend to begin clinical studies to support an FDA filing for both the NANO-CAPTURE and NANO-SERO assays. The timing of our clinical trials and FDA approval is dependent on future funding. We recently received notification that our NANO-CAPTURE and NANO-SERO assays meet the criteria for CE Mark in Europe.

Dietary Supplements

FDA regulates dietary supplements under a different set of regulations than those covering "conventional" foods and drug products (prescription and Over-the-Counter). Under the Dietary Supplement Health and Education Act of 1994 (DSHEA), the dietary supplement manufacturer is responsible for ensuring that a dietary supplement is safe before it is marketed. FDA is responsible for taking action against any unsafe dietary supplement product after it reaches the market. Generally, manufacturers do not need to register with FDA nor get FDA approval before producing or selling dietary supplements. Manufacturers must make sure that product label information is truthful and not misleading.

FDA's post-marketing responsibilities include monitoring safety, e.g. voluntary dietary supplement adverse event reporting, and product information, such as labelling, claims, package inserts, and accompanying literature. The Federal Trade Commission regulates dietary supplement advertising.

Environmental Matters

We have not been impacted financially or operationally by environmental laws.

Geographic

We will initially focus our dietary supplement business in North America. To date, over 95% of our revenue is from the United States. We also plan to develop our markets in the European Union through the operations of our Finnish Subsidiary, Nanobac OY.

Employees

We have seven employees in our corporate headquarters in Tampa, Florida, one employee at the NASA facility in Houston Texas and five employees in Finland.

MANAGEMENT'S DISCUSSION AND ANALYSIS

During calendar 2004, and for the foreseeable future, our primary focus is on the research of the role Nanobacteria plays in human diseases in which pathologic calcification deposits are found. Since the beginning of 2004, there have been an increasing number of studies linking Nanobacteria to serious health problems, including cardiovascular diseases, peripheral vascular diseases, prostatitis, kidney stones, and Polycystic Kidney Disease. These studies have provided additional evidence of a relationship between Nanobacteria and these diseases in which pathological calcification is present. Our focus is in determining how Nanobacteria works and what countermeasures can be developed to better treat these diseases.

Recently we signed a collaborative agreement with the Mayo Foundation for Medical Education and Research to conduct research relating to the prevalence and treatment of nanobacteria in specific disease populations. The parties will evaluate the role of nanobacteria through four studies utilizing diagnostic test kits developed by Nanobac.

We continue with our collaborative efforts with scientists at NASA researching the effects of Nanobacteria in the formation of kidney stones under conditions simulating space flight. We also signed a collaborative agreement with Iowa State University to work with the Department of Geological and Atmospheric Sciences to explore novel methodologies for detecting calcified nano-particles which may be related to nanobacteria.

While there remains significant work ahead, we are encouraged by the progress being made in the study of Nanobacteria and the increasing level of acceptance in the medical community that there may be a relationship between the nano-particles we call Nanobacteria and the progression of certain diseases involving pathologic calcification. Our continuing research and development efforts, along with our efforts in obtaining recognition by various regulatory agencies (e.g. the FDA and similar agencies throughout the world), will require significant additional amounts of financing over the next several years.

We are attempting to protect the intellectual property rights to our discoveries including our treatment therapies and our diagnostic methods by obtaining patents. We currently have one issued patent and multiple patent applications for treatment therapies including the combination of EDTA and tetracycline to treat nanobacteria infections and the formula mix and treatment regimen for Nanobac Supplements, We also have one issued patent and multiple patent applications related to our diagnostic products We are attempting to further protect our intellectual property rights by obtaining additional patents in unique areas of research with respect to the role of Nanobacteria in pathologic calcification. These efforts are ongoing and will require significant additional infusions of financing to complete. It is also anticipated that additional patents will be sought in the future as our research and development efforts yield new discoveries.

We began direct sales of our Nanobac Supplements in June 2004. Nanobac Supplements are currently being marketed to the alternative medicine market and directly to the customer over the Internet. We anticipate that the Nanobac Supplements are the first generation of treatment therapies that we will develop and that the portfolio of treatments will increase as a result of our continuing research into the effect of Nanobacteria in numerous diseases.

During calendar 2004, our two diagnostic tests have gained additional recognition for their ability to identify Nanobacteria. We plan to initiate marketing our diagnostic testing kits in Europe during the first half of 2005.

During April 2004, we announced a name change from Nanobac Pharmaceuticals, Incorporated to Nanobac Life Sciences, Inc. to become effective upon approval by the shareholders.

Management Discussion an Analysis (continued)

Results of Operation

The following table presents the percentage of period-over-period dollar change for the line selected items in our Consolidated Statements of Operations for the years ended December 31, 2004 and 2003.  These comparisons of financial results are not necessarily indicative of future results.

	Year ended December
	2004	2003	% Change
Revenue	$358,361	$482,815	-26%
Cost of revenue	100,470	333,122	-70%

Gross Profit	257,891	149,693	72%
Gross Profit percentage	72%	31%

Selling, general and administrative	4,765,841	2,128,375	124%
Research and development	2,375,363	540,426	340%
Depreciation and amortization	717,070	181,103	296%

Operating loss	(7,600,383)	(2,700,211)	181%

Other income (Expense)	(217,127)	(60,922)	256%

Loss from continuing operations	(7,817,510)	(2,761,133)	183%

Discontinued Operations	(57,268)	(938,358)	-94%

Net loss	($7,874,778)	($3,699,491)	113%

Management Discussion an Analysis (continued)

2004 Compared to 2003

Revenue

Revenue for the years ended December 31, 2004 and 2003 is summarized as follows:

	2004	2003

Nanobac Supplements	$230,321	$0
License revenue	46,800	0
Nanobac TX	0	407,242
Diagnostic Products	81,240	75,573

	$358,361	$482,815

During December 2003, we voluntarily discontinued offering NanobacTX, which accounted for 84% of our revenue for the year ended December 31, 2003. Accordingly, our revenue for the first half of 2004 was significantly reduced from the level experienced in the last half of 2003. During February 2004, we licensed a new product to an affiliated third party. Effective June 2004, the above license agreement was cancelled and we initiated sales of this product directly to customers under the name of Nanobac Supplements. We are in the process of accelerating our research and developing new products for better patient acceptance.

Revenue for the last quarter of 2004 averaged approximately $45,000 per month. Revenue for the year ended December 31, 2003 represents seven months of sales subsequent to our acquisition of LABS in June 2003.

Cost of revenue

Cost of revenue consists of direct materials, testing services (for diagnostic products) and shipping. As a percentage of revenue, cost of revenue was 28% for the year ended December 31, 2004 compared to 69% for the year ended December 31, 2003. Cost of revenue for 2003 included $150,000 of fixed lab fees for our diagnostic products. Without this fee, our cost of revenue would have been approximately 38% as a percentage of revenue. This fixed lab fee was eliminated in October 2003 and replaced with a variable cost structure, which significantly decreased cost of revenue.

In addition, the lower cost of revenue in 2004 was due in part to the 2004 license revenue having no direct costs. During June 2004, this licensing agreement was terminated and we initiated sales of Nanobac Supplements directly to customers, which has resulted in higher revenue and cost of revenue.

Gross Profit

Gross profit as a percentage of revenue was 72%, for the year ended December 31, 2004 compared to 31% for the year ended December 31, 2003. The increase in gross profit percentage is attributable to the 2004 license revenue having no costs and the existence of $150,000 of fixed lab costs in 2003 which were not incurred in 2004. We anticipate gross profit as a percentage of revenue to be between 65% and 70% for 2005.

Management Discussion an Analysis (continued)

2004 Compared to 2003 (continued)

Selling, General and Administrative

Selling, general and administrative (“SG&A”) expenses for the years ended December 31, 2004 and 2003 are summarized as follows:

	Year ended December
	2004	2003

Charges for stock issuances	$2,562,750	$750,000
Other SG&A	2,203,091	1,378,375

Total SG&A	$4,765,841	$2,128,375

The charges for stock issuances relate to stock issued as part of the Plan of Reorganization as confirmed by the Bankruptcy Court. There will be no further charges for stock issuances related to this bankruptcy.

For 2004, 64% of the Other SG&A expenses are comprised of payroll, travel and professional fees. Expenses to operate as a public company (primarily professional fees and investor relations costs) comprise an additional 18% of the remaining SG&A expense. Other significant SG&A expenses include facility rental and insurance.

The increase in SG&A for the year ended December 31, 2004 over December 31, 2003 (net of charges for stock issuances) is primarily attributable to the timing of the acquisition of LABS in June 2003. Only seven months of SG&A for LABS is included in the above SG&A expenses for 2003 compared to twelve months of expenses in 2004.

SG&A expenses for HealthCentrics are included in “Discontinued Operations”.

Research and Development

For the year ended December 31, 2004, approximately 65% of research and development (“R&D“) expenses are for payroll and medical director fees and approximately 25% of R&D expenses are for research studies. Expenses for research studies fluctuate from year to year as these expenses are dependent on specific initiatives and funding sources. Remaining R&D expenses include patents, our Finland lab and travel.

R&D expenses for the year ended December 31, 2004 increased 340% compared to the year ended December 31, 2003. The increase in R&D for the year ended December 31, 2004 over December 31, 2003 is primarily attributable to the acquisitions of LABS and OY. LABS was acquired in June 2003 and OY was acquired in November 2003 and includes our laboratory in Koupio Finland. Accordingly, only seven months of R&D for LABS and one and one-half months of R&D for OY are included in the above expenses for the year ended December 31, 2003 compared to twelve months for 2004. This increase also reflects our emphasis on R&D subsequent to the June 2003 acquisition of LABS. Specific increases include increased payroll, initiation of research studies, expansion of our patents and $500,000 of signing bonuses with the execution of employment agreements for key scientific personnel.

R&D expenses for HealthCentrics are included in “Discontinued Operations”. We intend to continue to our R&D investment in the coming year.

Management Discussion an Analysis (continued)

2004 Compared to 2003 (continued)

Depreciation and amortization

Approximately 95% of depreciation and amortization are related to the amortization of intangible assets acquired in the 2003 and 2004 acquisitions of LABS and OY.

Other income (Expense)

Other income for the years ended December 31, 2004 and 2003 is summarized as follows:

	2004	2003
Interest expense
Stockholder loan	($237,957)	($23,703)
Other	(10,096)	(19,231)
Foreign currency exchange gain	32,021	0
Other, net	(1,095)	(17,988)

	($217,127)	($60,922)

Foreign currency gain results from exchange rate changes between the U.S. dollar and the Euro on intercompany advances between our U.S. subsidiary and our Finland subsidiary.

Loss from continuing operations

Loss from continuing operations for the year ended December 31, 2004 was $7.8 million compared to $2.8 million for the year ended December 31, 2003. Excluding non-cash items for stock issuances and amortization and depreciation, the loss from continuing operations for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003	Change
Loss from continuing operations	($7,817,510)	($2,761,133)	($5,056,377)
Depreciation and amortization	717,070	181,103	535,967
Charges for stock issuances	2,562,750	750,000	1,812,750

Loss from continuing operations
excluding non-cash items	($4,537,690)	($1,830,030)	($2,707,660)

The loss from continuing operations excluding the above non-cash items increased $2.7 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. This increase reflects $1.8 million of additional R&D costs and an additional five months of LABS SG&A expenses in 2004 compared to 2003.

Management Discussion an Analysis (continued)

2004 Compared to 2003 (continued)

Loss from continuing operations (continued)

The loss from continuing operations excluding non-cash items is a non-GAAP (Generally Accepted Accounting Principles) financial measure. We believe this measure is relevant for our company as this loss more closely approximates the amount of cash losses we are experiencing for the above periods. Non-GAAP financial measures have inherent, material limitations as compared to the use of GAAP financial measures. Non-GAAP financial measures are not defined within GAAP used in the United States and accordingly the calculation of non-GAAP financial measures can be interpreted differently by different sources. In addition, non-GAAP financial measures are not comparable to other public company operating results.

We are experiencing significant losses as we conduct research and development related to nanobacteria and launch our products and services. We believe it will take significant time before we will earn meaningful revenue to offset our expenses and there is no assurance that we will be able to accomplish this goal. As a result of the losses, we are dependent on affiliates of our CEO and other investors to provide sufficient cash sources to fund our operations.

Discontinued Operations

During October 2003, we decided to divest our HealthCentrics’ business unit to focus exclusively on our nanobacteria business unit. We were unsuccessful in finding a buyer in 2003 for this business unit. During March 2004, this business unit was sold to an affiliate of our CEO for consideration of $250,000 plus assumption of net liabilities of approximately $499,000. Our gain on disposal of approximately $749,000 is accounted for as a capital contribution given the related party nature of the arrangement.

As a result of our decision to dispose of the HealthCentrics business unit, the operations of HealthCentrics were retroactively removed from continuing operations and disclosed as a single line item on the statements of operations. The loss from discontinued operations for the years ended December 31, 2004 and 2003 is summarized as follows:

	2004	2003

Revenue	$5,301	$19,970
Cost of revenue	9,208	62,570

Gross profit (loss)	(3,907)	(42,600)

Selling, general & administrative	53,361	692,407
Research and development	-	203,351

Net loss	($57,268)	($938,538)

Management Discussion an Analysis (continued)

Liquidity and Capital Resources

As of December 31, 2004, we had total assets of $9.7 million of which only $115,000 were current assets. At December 31, 2004, we had total current liabilities of $1.3 million and a working capital deficit of $1.2 million.

Since the United States Bankruptcy Court confirmed a plan of reorganization that allowed the Company to emerge from Chapter 11 during calendar 2002, the Company has financed its activities primarily through loans made by entities affiliated with our current Chief Executive Officer (referred to herein as “the Affiliated Entities”). These loans were made as funding was needed and were extremely advantageous to the Company in that the amounts were funded as the Company needed financial infusions and allowed the Company to avoid the costs and distractions of attempting to raise these amounts from unrelated parties. It is unrealistic to believe that unrelated parties would have offered terms as generous as those obtained from the Affiliated Entities, and it is also unlikely that any financing could have been obtained under any terms without the financing of the Affiliated Entities.

As discussed in Item 5, from time to time the Affiliated Entities have agreed to allow a portion of the loan balances to be converted into shares of the Company’s common stock. On September 30, 2004, $7,500,000 of the loan balance was converted into 29,999,964 shares of our common stock at a price of $.25 per share. There is no obligation on the part of the Affiliated Entities to make additional loans to the Company. The Affiliated Entities are also under no obligation to convert any portion of the loan balances owed to it into additional shares of the Company’s stock.

As is also discussed in Item 5, since August of 2004, the Company has received $1.4 million (net of $125,000 of expenses) from three unaffiliated investors and one affiliate for shares of the Company’s stock and an equal amount of warrants to acquire additional shares of the Company’s stock. The exact number of shares to be issued is dependent upon the average closing bid price of the Company’s stock on the five trading days immediately prior to the date on which a registration statement for these shares is declared effective. The purchase price of the shares is equal to the lesser of (1) $.12 or (2) 52% of the average closing price described above. An additional $1.5 million is to be received from these investors within five days of registering the common shares and warrants. A registration statement has not yet been filed for these shares. Successful registration of the shares contemplated under the agreements discussed above will provide significant amounts of needed capital into the Company. However, a registration statement has not yet been filed with the Securities and Exchange Commission (“SEC”) and there are no assurances that the SEC will declare a registration statement effective.

Net cash used in operations was $3.4 million for the year ended December 31, 2004. The negative cash flow from operations reflects the $7.9 million net loss for the year offset by the non-cash charge for common stock issuances of $2.6 million, depreciation and amortization of $717,000, interest expense added to the principal balance of the stockholder loan of $238,000, and an increase in current liabilities of approximately $1.0 million.

Net cash provided by investing activities was approximately $165,000 for the year ended December 31, 2004, which reflects the receipt of $200,000 from a common stock option exercise related to the acquisition of LABS offset by our purchase of fixed assets of approximately $37,000.

Net cash provided by financing activities was $3.2 million for the year ended December 31, 2004, which is attributable to stockholder loans of $2.1 million and $1.2 million from common stock Subscription Agreements as described in the preceding paragraphs.

We are dependent on raising additional funding necessary to implement our business plan as outlined above. Should we not be successful in raising cash from the Affiliated Entities and other investors, we are unlikely to continue as a going concern.

Management Discussion an Analysis (continued)

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs.” The statement amends Accounting Research Bulletin (“ARB”) No. 43, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB No. 43 previously stated that these costs must be “so abnormal as to require treatment as current-period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any significant impact on our current financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29.” APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The adoption of SFAS No. 153 is not expected to have any impact on our current financial condition or results of operations.

Critical Accounting Policies

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Forward Looking Statements

This report contains certain forward-looking statements that are based on current expectations. In light of the important factors that can materially affect results, including those set forth above and elsewhere in this report, the inclusion of forward-looking information herein should not be regarded as a representation by NNBP or any other person that the objectives or plans of NNBP will be achieved. NNBP may encounter competitive, technological, financial and business challenges making it more difficult than expected to continue to market its products and services; competitive conditions within the industry may change adversely; NNBP may be unable to retain existing key management personnel; NNBP's forecasts may not accurately anticipate market demand; and there may be other material adverse changes in NNBP's operations or business. Certain important factors affecting the forward looking statements made herein include, but are not limited to (i) accurately forecasting capital expenditures; (ii) obtaining new sources of external financing; (iii) serving as the nexus for research similar and (iv) conducting successful clinical trials supporting Dr. Kajander’s theories that the human body does not recognize nanobacteria as harmful, and accordingly, nanobacteria could be the cause of pathological disease causing calcification found in multiple diseases. Assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause NNBP to alter its capital expenditure or other budgets, which may in turn affect NNBP's financial position and results of operations.

4358

DESCRIPTION OF PROPERTY

The following table sets forth a description of our facilities:

	Square Feet
Location	(Approx)	Lease Expiration	Function
Tampa, Florida	7,700	June 2007 - June 2010	Headquarters for Nanobac operations (approximately 50% occupied)
Koupio, Finland	1,500	3 months notice	Research and laboratory facility

We expect that our current facilities will be sufficient for the foreseeable future. To the extent that we require additional space in the near future, we believe that we will be able to secure additional leased facilities at commercially reasonable rates.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans from Entity Affiliate with the Company’s Chief Executive Officer

Since emerging from bankruptcy in November 2002, Nanobac has financed its activities primarily from advances from affiliates of the Company’s CEO (“CEO Affiliates”). As a result of the above advances, the amount due to CEO Affiliates at September 30, 2004 was $7.5 million. On September 30, 2004, this loan was converted into 29,999,964 shares of Nanobac’s common stock.

From October 1, 2004 through June 16, 2005, an additional $1.9 million has been advanced to Nanobac to fund current operations. During December 2004, $500,000 of this loan was converted into a subscription agreement as described below. The remaining balance of approximately $1.4 million remains payable at June 16, 2005.

All loan amounts contemplated above are net of any periodic cash repayments.

Subscription Agreement

During December 2004, the Company entered into a Subscription Agreement with an entity affiliated with the Chief Executive Officer. Under the terms of the Subscription Agreement, the entity converted a $500,000 loan to equity. The Company is to receive additional cash of $500,000 within five days of registering the common shares and warrants issued as a result of the Subscription Agreements. The number of common shares to be issued is equal to the amount received divided by the lesser of $.12 or 52% of the average closing bid price of the Company’s common stock on the five trading days immediately prior to the date on which the registration statement is declared effective (“Fixed Price”). In addition, the Subscription Agreement provided for the issuance of warrants equal to the number of common shares issued. Fifty percent (50%) of the warrants are exercisable at 110% of the Fixed Price and the remaining 50% of the warrants are exercisable at 150% of the Fixed Price. Unexercised warrants will expire December 31, 2008.

License Agreement

During February 2004, the Company entered into a licensing agreement with Pegasus Worldwide, Inc. (“Pegasus”) to market one of the Company's over the counter products. The Company’s Chief Executive Officer is a director of Pegasus. Under the terms of the license agreement, the Company was due $75 for each unit of product sold. For the year ended December 31, 2004, the Company recognized revenue of $46,800. Effective June 1, 2004, this license agreement was cancelled and the Company is selling this product directly to customers.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded under the symbol "NNBP".

From October 12, 1994 through August 18, 1997, the Company's Common Shares were traded in the NASDAQ SmallCap Market under the symbol "NATD". Beginning August 18, 1997 the Company's Common Shares were traded on the Over The Counter Bulletin Board. Effective March 27, 2000, the trade symbol was changed to "AMER". Effective July 21, 2003, the trade symbol was changed to "NNBP". From March 2001 through November 2004, our Common Shares have traded through the Over The Counter Pink Sheets. From November 2004 to present, our Common Shares have been traded on the Over The Counter Bulletin Board (“OTCBB”). The following table sets forth the high and low bid prices for Common Shares as reported by NASDAQ, OTC Pink Sheets, and OTCBB for the periods indicated. Quotations on NASDAQ, OTC Pink Sheets and OTCBB reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
2003
First Quarter	$1.70	$0.50
Second Quarter	$0.69	$0.24
Third Quarter	$1.34	$0.62
Fourth Quarter	$1.05	$0.49

2004
First Quarter	$0.90	$0.41
Second Quarter	$0.71	$0.22
Third Quarter	$0.30	$0.16
Fourth Quarter	$0.30	$0.14

2005
First Quarter	$0.16	$0.11
Second Quarter *	$0.12	$0.07
* As of June 16, 2005

On June 16, 2005, the closing bid quote for the Common Shares was $0.10 per share.

Our common shares are issued in registered form. Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004 is the transfer agent for our common shares. As of June 16, 2005, we had 187,340,093 shares of common stock outstanding and approximately 252 stockholders.

DIVIDEND POLICY

We have not declared or paid any cash dividends since inception and we do not intend to pay any cash dividends in the foreseeable future. Although there are no restrictions that limit our ability to pay dividends on our common shares other than as described below, we intend to retain future earnings for use in our operations and the expansion of our business.

EXECUTIVE COMPENSATION

Particulars of compensation awarded to, earned by or paid to:

(a) our company's chief executive officer (the "CEO");

(b)
each of our company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under

(d)	but for the fact that the individual was not serving as an executive officer of our company at the end of the most recently completed fiscal year the Named Executive Officers are set out in the summary compensation table below.
		Annual Compensation		Other Annual	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation	Compensation (1)

John D. Stanton (2) (3)	2004	$0	$0	$0	$0
Chairman of the Board;	2003	$0	$0	$745,000	$0
Chief Executive Officer and	2002	$0	$0	$0	$0
Chief Financial Officer

Alex Edwards (4) (5)	2004	$228,536	$0	$5,000	$0
Chief Executive Officer	2003	$76,920	$0	$0	$0

(1)
In accordance with SEC rules, other compensation in the form of perquisites and other personal benefits is omitted, such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for such year.

(2)
Mr. Stanton has served as the Chairman of the Board of Directors and Chief Financial Officer since March 2001 and served as Chief Executive Officer from March 2001 through January 2004 and July 2004 through present.

(3)
Other Annual Compensation for 2003 is the value of 59,433,890 shares of the Company’s common stock or common stock equivalents issued to affiliates of Mr. Stanton in accordance with the American Enterprise.Com Corp. Bankruptcy Plan.

(4)	Mr. Edwards commenced employment with Nanobac in March 2003 and was named Chief Executive Officer in January 2004. He relinquished the Chief Executive Officer role in July 2004.

(5)	Other Annual Compensation is the value of 500,000 shares of the Company’s common stock issued to Mr. Edwards in accordance with the American Enterprise.Com Corp. Bankruptcy Plan.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Employment and Compensation Agreement

John Stanton - Mr. Stanton does not have an employment or similar agreement with Nanobac. To date, Mr. Stanton has received no salary or other compensation except for the receipt of common and preferred shares in accordance with the Company’s bankruptcy plan.

Alexander Edwards - Effective January 26, 2004, Mr. Edwards entered into a three year employment agreement with Nanobac. The employment agreement expires on the third anniversary of the effective date, and will renew automatically for additional one year periods until either Nanobac or Mr. Edwards serves a 90 day notice of non-renewal. The employment agreement may be terminated by Nanobac for good cause. Good cause is defined as including: (a) theft, embezzlement or physical destruction with regard to material property of Nanobac; (b) continued neglect by the employee in fulfilling his duties as Chief Executive Officer as a result of habitual alcoholism, drug addiction or unauthorized absenteeism; (c) appropriation of business opportunities of Nanobac for the direct or personal gain; (d) conviction or a plea of no contest for a felony or other criminal act for which the possible penalties include a prison sentence of at least one year; (e) a material breach of the restrictive covenants contained in the employment agreement; or (f) default in a material respect of duties or willful and malicious interference with Nanobac’s operations.

Under the employment agreement, Mr. Edwards receives a base salary of at least $300,000 during the first year, $325,000 during the second year and $350,000 during the third year of the employment agreement. The Board of Directors may increase, but not decrease, base compensation above these amounts. The employment agreement also provides for annual bonus compensation as annually approved by the Board of Directors or Compensation Committee. Mr. Edwards is also eligible to receive stock options exercisable at fair market value on the grant date, in such amounts and subject to such vesting provisions as determined by the Board of Directors or Compensation Committee. Mr. Edwards will receive all standard benefits made available to other executive employees of Nanobac.

In the event that Nanobac terminates Mr. Edwards's employment without good cause, Mr. Edwards will receive a severance payment equal to 50% of base salary payable under the remaining term of the employment agreement. If the termination without good cause is within three years of a change of control of Nanobac, Mr. Edwards will receive a severance payment equal to three times base salary payable under the remaining term of the employment agreement plus an amount equal to any bonus compensation paid in the previous year. The employment agreement contains a non-competition covenant and non-solicitation covenants, in respect to customers and employees of Nanobac, for a period of one year following termination of employment.

On July 23, 2004, Alexander Edwards resigned as Chief Executive Officer and John Stanton assumed the role of Chief Executive Officer. Mr. Edwards continues to serve as a member of the Board of Directors. As a result of his resignation as Chief Executive Officer, Mr. Edwards voluntarily terminated the above employment agreement and his salary was adjusted to $23,660 per year for the performance of limited services to Nanobac.

Directors' Compensation

Nanobac's directors, who are not also employees of Nanobac, receive no monetary compensation. Each director is entitled to receive reimbursement of out-of-pocket expenses for attending Board of Director or committee meetings. Each independent Director is to receive 1,500,000 options to purchase of stock of Nanobac. The issuance of these options is contingent upon the approval of a stock option plan by Nanobac’s stockholders. If a stock option plan is not approved, the Directors then receive 1,500,000 shares of Nanobac. During January 2005, 1,500,000 shares were issued to each of Jan Egberts and Stephan Rechtschaffen as independent directors of Nanobac.

Compensation of Directors and Executive Officers (continued)

Compensation Committee Interlocks and Insider Participation

The Company has not formed a Compensation Committee, accordingly, the Board of Directors acts in the Compensation Committee’s capacity. The Board of Directors is responsible for reviewing and recommending salaries, bonuses and other compensation for Nanobac's executive officers.

Mr. Edwards is currently on the Board of Directors and is an employee of the Company. Mr. Stanton and Mr. Edwards serve on the Board of Directors and have been awarded stock grants in connection with services performed when the Company was in bankruptcy in 2001 and 2002.

Stock Options

We currently do not have a stock option plan.

FINANCIAL STATEMENTS

Our consolidated financial statements are prepared in conformity with generally accepted accounting principles of the United States of America.

The following financial statements pertaining to Nanobac are filed as part of this prospectus:

Independent Auditors’ Report
Board of Directors
Nanobac Pharmaceuticals, Incorporated and Subsidiaries
Tampa, Florida

We have audited the accompanying consolidated balance sheet of Nanobac Pharmaceuticals, Incorporated and Subsidiaries (F/K/A American Enterprise Corporation) (the “Company”), as of December 31, 2004, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nanobac Pharmaceuticals, Incorporated and Subsidiaries, at December 31, 2004, and the consolidated results of their operations and their cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has working capital and net capital deficiencies and is dependent upon continued financing from stockholders and outside investors, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Aidman, Piser & Company, P.A.

April 12, 2005, except for Note 1, for which
the date is June 10, 2005
Tampa, Florida

NANOBAC PHARMACEUTICALS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

December 31, 2004
ASSETS
CURRENT ASSETS
Cash	$17,908
Account receivable	3,395
Inventory	70,571
Prepaid expenses	23,649
Total current assets	115,523

FIXED ASSETS, less accumulated depreciation
of$84,143	124,995

OTHER ASSETS
Security deposits	68,054
Intangible assets, less accumulated amortization
of$832,701	5,760,342
Goodwill	3,615,393
Total other assets	9,443,789

TOTAL ASSETS	$9,684,307

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$645,491
Accrued compensation	50,611
Accrued expenses	335,861
Short-term note payable	62,379
Other liabilities	16,423
Stockholder loans	194,068
Total current liabilities	1,304,833

LONG-TERM LIABILITIES
Accrued compensation	350,000
Stock settlement liability	1,918,630
Total liabilities	3,573,463

COMMITMENTS AND CONTINGENCY (Notes 9, 11 and 13)	-

STOCKHOLDERS' EQUITY
Common stock, no par value, 250,000,000 shares authorized,
187,240,093 shares issued and outstanding	16,296,550
Preferred stock, no par value, 1,000,000 shares authorized,
no shares issued and outstanding	-
Additional paid-in capital	3,539,328
Accumulated deficit	(13,049,568)
Accumulated other comprehensive loss	(675,466)
Total stockholders' equity	6,110,844

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$9,684,307

The accompanying notes are an integral part of these financial statements

NANOBAC PHARMACEUTICALS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year	Year
	ended	ended
	December 31, 2004	December 31, 2003

REVENUE	$358,361	$482,815

COST OF REVENUE	100,470	333,122

GROSS PROFIT	257,891	149,693

OPERATING EXPENSES
Sales, general and administrative	4,765,841	2,128,375
Research and development	2,375,363	540,426
Depreciation and amortization	717,070	181,103
Total Operating Expenses	7,858,274	2,849,904

OPERATING LOSS	(7,600,383)	(2,700,211)

OTHER INCOME (EXPENSES)
Interest expense	(248,053)	(42,934)
Foreign currency exchange gain	32,021	-
Other, net	(1,095)	(17,988)

LOSS FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES	(7,817,510)	(2,761,133)

PROVISION FOR INCOME TAXES	-	-

LOSS FROM CONTINUING OPERATIONS	(7,817,510)	(2,761,133)

DISCONTINUED OPERATIONS:
Loss from discontinued operations (no
applicable income taxes)	(57,268)	(938,358)

NET LOSS	$(7,874,778)	$(3,699,491)

LOSS PER COMMON SHARE (BASIC AND DILUTED):
Continuing operations	$(0.05)	$(0.04)
Discontinued operations	0.00	(0.01)

Net loss	$(0.05)	$(0.05)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING
Basic and Diluted	152,903,084	67,489,524

The accompanying notes are an integral part of these financial statements

NANOBAC PHARMACEUTICALS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

									Accumulated
					Additional	Due from		Other	Other
	Common	Stock	Preferred	Stock	Paid-in	Option	Accumulated	Comprehensive	Comprehensive
	Shares	Value	Shares	Value	Capital	Exercise	Deficit	Loss	Loss	Total

December 31, 2002 Balance	19,982,965	$1,134,377	368,815	$-	$-	$-	($1,475,299)	$-	$-	($340,922)

Conversion of preferred stock
to common stock	16,268,430	-	(368,815)	-	-	-				0

Stock issued in connection
with bankruptcy	23,335,445	399,516	794,569	350,484	-	-	-	-	-	750,000

Stock issues for services	50,000	30,175	-	-	-	-	-	-	-	30,175

Conversion of liabilities to
shares of common stock	3,644,000	728,800	-	-	-	-	-	-	-	728,800

Sale of common stock
(see Notes 1 and 10)	1,690,000	548,000	-	-	-	-	-	-	-	548,000

Common stock issued in
acquisition of NanobacLabs
Pharmaceuticals, Inc.	34,998,000	1,392,920	-	-	-	(200,000)	-	-	-	1,192,920

Comprehensive loss:
Net loss	-	-	-	-	-	-	(3,699,491)	(3,699,491)	-	(3,699,491)
Foreign currency translation
adjustment	-	-	-	-	-	-	-	(15,638)	(15,638)	(15,638)

Comprehensive loss								(3,715,129)

Balance, December 31, 2003	99,968,840	$4,233,788	794,569	$350,484	$-	$(200,000)	$(5,174,790)		$(15,638)	$(806,156)

Conversion of preferred stock
to common stock	35,048,445	350,484	(794,569)	(350,484)	-	-	-	-	-	-

Cash received from
option exercise	-	-	-	-	-	200,000	-	-	-	200,000

Stock issued in connection
with bankruptcy	4,500,000	2,562,750	-	-	-	-	-	-	-	2,562,750

Common stock issued in
acquisition of Nanobac OY	5,000,000	4,267,500	-	-	-	-	-	-	-	4,267,500

Capital contribution
associated with sale
subsidiary to affiliate	-	-	-	-	749,327	-	-	-	-	749,327

Conversion of liabilities to
shares of common stock	32,097,808	4,882,028	-	-	2,887,501	-	-	-	-	7,769,529

Sale of common stock	10,625,000	-	-	-	(97,500)	-	-	-	-	(97,500)

Comprehensive loss:
Net loss	-	-	-	-	-	-	(7,874,778)	(7,874,778)	-	(7,874,778)
Foreign currency translation
adjustment	-	-	-	-	-	-	-	(16,198)	(16,198)	(16,198)
Derivative loss								(643,630)	(643,630)	(643,630)

Comprehensive loss								(8,534,606)

Balance, December 31, 2004	187,240,093	$16,296,550	-	$-	$3,539,328	$-	$(13,049,568)		$(675,466)	$6,110,844

The accompanying notes are an integral part of these financial statements

NANOBAC PHARMACEUTICALS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year	Year
	ended	ended
	December 31, 2004	December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(7,874,778)	$(3,699,491)
Adjustments to reconcile net loss to cash
flows from operating activities:
Depreciation and amortization	717,070	181,103
Loss on disposition of assets	-	7,659
Charges from common stock issuances	2,562,750	780,175
Minority interest in net loss	-	(3,545)
Interest expense added to stockholder loan	237,958	-
Net (increase) decrease in assets:
Accounts receivable	2,370	9,125
Inventory	(54,360)	67,286
Other assets	(8,769)	78,383
Net increase (decrease) in liabilities:
Accounts payable	530,196	278,107
Accrued compensation	464,768	46,658
Accrued expenses	10,628	99,218
Deferred revenue	16,423	-
Total adjustments	4,479,034	1,544,169
Net cash flows from operating activities	(3,395,744)	(2,155,322)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	(36,765)	(18,157)
Security deposits	2,500	(2,932)
Acquisition of subsidiary, net of cash received	(901)	(81,022)
Cash received from exercise of stock option in subsidiary	200,000	300,000
Net cash flows from investing activities	164,834	197,889

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from line of credit, net	-	(36,453)
Proceeds from issuance of common stock and
stock subscription agreements, net of expenses	1,177,500	548,000
Proceeds from stockholder loans, net	2,066,091	1,997,467
Payment of notes payable, net	(27,621)	(486,188)
Net cash flows from financing activities	3,215,970	2,022,826

Effect of exchange rate changes	(16,907)	(15,638)

Net change in cash	(31,847)	49,755
Cash balance, beginning of period	49,755	-
Cash balance, end of period	$17,908	$49,755

Supplemental disclosures of cash flow information:
Cash paid for interest expense	$10,095	$42,934

Supplemental schedule of non-cash investing and financing activities:
Common stock issued in acquisition	$4,267,500	$1,392,920
Common stock issued for the conversion of debt	$7,769,529	$728,800
Stockholder loan used for acquisition	$-	$4,071,342
Capital contribution associated with sale of subsidiary to affiliate
Reduction in stockholder loan	$250,000	$-
Assumption of accounts payable and accrued expenses	$499,327	$-

The accompanying notes are an integral part of these financial statements

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. Nature of operations and summary of significant accounting polices

Nature of business

Nanobac Pharmaceuticals, Incorporated and subsidiaries, ("Nanobac”, the "Company", or "NNBP") trades under the symbol "NNBP."

NNBP’s primary business is the study and development of therapeutic and diagnostic technologies related to nanobacterium sanguineum (“Nanobacteria”). Nanobacteria are believed to be small, slowly growing nano-particles that can be found in human blood, kidney stones and arterial wall plaques.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. On June 4, 2003, the Company acquired a majority interest in NanobacLabs Pharmaceuticals, Inc. and on November 11, 2003, the Company acquired 65% of Nanobac OY (see Note 2, “Acquisitions”). In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, NNBP has included the results of operations of LABS from June 4, 2003 and the results of operations of OY from November 11, 2003.

Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest shall be charged against the majority interest, as there is no obligation of the minority interest to make good such losses.

Liquidity and Management Plans

The accompanying consolidated financial statements have been prepared assuming that NNBP will continue as a going concern. The Company has incurred recurring losses and has a working capital deficiency at December 31, 2004. The Company is dependent on the continued financing from outside investors including additional shareholder loans. All of these matters raise substantial doubt about the ability of the Company to continue as a going concern. Management believes that NNBP will need to raise additional capital in order to launch new clinical trials, fund research and development for new treatment areas, and general working capital requirements. Capital may be raised through further sales of equity securities, which may result in dilution of the position of current shareholders. At this time, there are no firm commitments to invest in NNBP. If NNBP is unable to obtain such financing, the business might not attain profitability.

There can be no assurances that NNBP will be successful in obtaining debt or equity financing in order to achieve its financial objectives and continue as a going concern. The financial statements do not include any adjustments to the carrying amount of assets and the amounts and classifications of liabilities that might result from the outcome of this uncertainty.

Revenue Recognition

Revenue is recognized when the Company’s products are shipped and title has passed or when diagnostic results are provided to the customer. Revenue is recorded net of reserves for estimated discounts and incentives.

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. Nature of operations and summary of significant accounting polices (continued)

Financial instruments

The carrying value of NNBP’s financial instruments, including cash, accounts receivable, accounts payable, short-term note payable and stockholder loans approximate their fair market values.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined in a manner which approximates the first-in, first-out (FIFO) method. Inventory consists of raw materials for currently marketed products and materials and processing costs for antibodies and antigens used in our Finland laboratory. Inventory is shown net of applicable reserves and allowances. Shipping costs are expensed as incurred and are included in cost of revenue.

Fixed Assets

Fixed assets consist of furniture, fixtures, computers and lab equipment and are recorded at cost. Fixed assets are depreciated using the straight-line method over the estimated useful lives of three to seven years.

Intangible assets and goodwill

Intangible assets are recorded at cost, less accumulated amortization. Intangible assets consist of acquired technology rights obtained in the acquisition of LABS and OY (see Note 2). Amortization of intangible assets is provided over the following estimated useful lives on a straight-line basis:

Patents	12 years
Product rights	5 years

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), and Statement of Financial Accounting Standards, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), the Company reviews its non-amortizable long-lived assets, including intangible assets and goodwill for impairment annually, or sooner whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Other depreciable or amortizable assets are reviewed when indications of impairment exist. Upon such an occurrence, recoverability of these assets is determined as follows. For long-lived assets that are held for use, the Company compares the forecasted undiscounted net cash flows to the carrying amount. If it is determined that the long-lived asset will be unable to recover its carrying amount, then it is written down to fair value. For long-lived assets held for sale, assets are written down to fair value. Fair value is determined based on discounted cash flows, appraised values for management’s estimates, depending upon the nature or the assets. Impairment within goodwill is tested using a two step method. The first step is to compare the fair value of the reporting unit to its book value, including goodwill. If the fair value of the unit is less than its book value, the Company than determines the implied fair value of goodwill by deducting the fair value of the reporting unit’s net assets from the fair value of the reporting unit. If the book value of goodwill is greater than its implied fair value, the Company writes down goodwill to its implied fair value. The Company’s goodwill and intangible assets relate to the acquisition of NanobacLabs Pharmaceuticals, Inc. and Nanobac OY. Goodwill and intangible asset amortization is not deductible for income tax purposes.

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. Nature of operations and summary of significant accounting polices (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net loss per share

Net loss per share represents the net loss attributable to common stockholders divided by the weighted average number of common shares outstanding during the period. The effect of incremental shares from common stock equivalents is not included in the calculation of net loss per share as the inclusion of such common stock equivalents would be anti-dilutive. Accordingly, fully dilutive shares outstanding equal basic shares outstanding as of December 31, 2004 and 2003.

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. Nature of operations and summary of significant accounting polices (continued)

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of derivative loss from derivative financial instruments and foreign currency translation adjustment related to our Finland operations. Accumulated other comprehensive income has no applicable income tax.

Derivative financial instruments

The Company accounts for derivative financial instruments indexed to and potentially settled in, its own stock in accordance with Emerging Issues Task Force 00-19, which provides that if the number of shares deliverable in a transaction be indeterminable, that said shares be presented as a liability in the balance sheet.  Further, the liability is to be measured at fair value until such time as the obligation is settled.  The shares issued in connection with the 2004 Subscription Agreement transactions discussed in Note 10 are derivative transactions and as such have been presented in the accompanying balance sheets as liabilities and other comprehensive income (loss).  The other comprehensive income (loss) component represents the difference in the share value as issued and the value of said shares at the balance sheet date based on the trading value of the stock at December 31, 2004.  At settlement, other comprehensive income (loss) will be charged to retained earnings as a constructive dividend.

Research and development expenses

Research and development expenses are comprised of the following types of costs incurred in performing R&D activities: salaries and benefits, occupancy costs of our Finland laboratory, professional fees, clinical trial and related clinical manufacturing costs. Research and development costs are expensed as incurred.

Income taxes

NNBP records its federal and state tax liability in accordance with Financial Accounting Standards Board Statement No. 109 “Accounting for Income Taxes”. The deferred taxes are recorded for temporary differences between the recognition of income and expenses for tax and financial reporting purposes, using current tax rates. Deferred assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. Nature of operations and summary of significant accounting polices (continued)

Recent accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs.” The statement amends Accounting Research Bulletin (“ARB”) No. 43, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB No. 43 previously stated that these costs must be “so abnormal as to require treatment as current-period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any significant impact on the Company’s current financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29.” APB Opinion No. 29, “Accounting For Nonmonetary Transactions,” is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.

In December 2004, the FASB revised its SFAS No. 123 (“SFAS No. 123R”), “Accounting for Stock Based Compensation.” The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The Company is currently evaluating the impact that this statement will have on its financial condition or results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

2. Acquisitions

NanobacLabs Pharmaceuticals, Inc.

On June 4, 2003, NNBP acquired approximately 74.4% of LABS in exchange for 24,400,000 restricted shares of NNBP. From June 5, 2003 through December 31, 2003, NNBP acquired the remaining 25.6% of LABS from various stockholders in exchange for 6,598,000 restricted shares and additional consideration (in addition, see Note 10 for stock issued in connection with bridge funding for this acquisition).

The total consideration for LABS was approximately $5.5 million, which included the fair value of NNBP common stock issued, as well as direct transaction costs. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets	$895,058
Investment in OY	693,778
Fixed assets	113,651
Identifiable intangible assets	1,350,000
Goodwill	3,615,393
Other assets	62,500
Current liabilities	(768,280)
Note payable	(486,188)

$5,475,912

Acquired identifiable intangible assets consist of product rights for the treatment of Nanobacteria. The allocation of the purchase price was based, in part, on third-party valuations of the fair values of identifiable intangible assets. Amortization of this asset commenced as of the acquisition date.

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

2. Acquisitions (continued)

Nanobac OY

Nanobac OY is a Finnish company that performs similar research to that of the Company in nanobacteria infection. On September 25, 2002, LABS entered into an agreement to purchase 27% of Nanobac OY stock from three Finnish entities for 11,430 Euros. A separate agreement also required LABS to acquire convertible promissory notes in Nanobac OY in the amount of 686,000 Euros plus interest. On November 11, 2003, NNBP completed the acquisition of Nanobac OY when the final payment was made and the Company exercised the conversion option in the convertible promissory notes. Upon the conclusion of this transaction, the Company owned 65% of OY.

During January through March 2004, NNBP acquired the remaining 35% of Nanobac OY from Dr. Kajander and Dr. Ciftcioglu (“OY Minority Shareholders”). The purchase price was (a) 5 million shares of NNBP’s common stock, (b) 5 million warrants convertible into NNBP’s common stock at $.005 per share and (c) cash consideration of 15,000 Euros. Total consideration to the OY Minority Stockholders is valued at $4.3 million.

The total consideration to date for OY is $5.1 million, which included cash payments (made before and after the acquisition of LABS), the fair value of NNBP common stock issued, as well as direct transaction costs. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets	$37,534
Fixed assets	29,286
Identifiable intangible assets	5,243,048
Other assets	4,731
Current liabilities	(11,884)
Advances from Nanobac	(228,119)

$5,074,596

Acquired identifiable intangible assets consist of patents for the detection and treatment of Nanobacteria. The allocation of the purchase price was based, in part, on third-party valuations of the fair values of identifiable intangible assets. Amortization of this asset commenced as of the acquisition date.

In addition, as part of the above agreement, the OY Minority Shareholders agreed to employment agreements with NNBP. These agreements included $500,000 of signing bonuses of which $150,000 was paid in 2004 and the remaining $350,000 (earned upon certain triggering events that occurred in 2004) is payable two years from the agreement dates (January and March 2006) and is included in long-term liabilities.

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

2. Acquisitions (continued)

The following unaudited table compares NNBP’s reported operating results to pro forma information prepared on the basis that the above acquisitions had taken place at January 1, 2003. In management’s opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of 2003 or 2004 or of future operations of the combined companies under the ownership and management of NNBP.

	Year ended December 31,
	2004	2003
As Reported
Revenue	$358,361	$482,815
Net loss	$(7,874,778)	$(3,699,491)
Basic loss per share	$(0.05)	$(0.05)
Diluted loss per share	$(0.05)	$(0.05)

Proforma
Revenue	$358,361	$1,183,210
Net loss	$(7,911,923)	$(5,518,739)
Basic loss per share	$(0.05)	$(0.06)
Diluted loss per share	$(0.05)	$(0.06)

3. Discontinued Operations

During October 2003, NNBP decided to divest its HealthCentrics business unit to focus exclusively on its nanobacteria business unit. NNBP was unsuccessful in finding a non-affiliated buyer for this business unit. During March 2004, this business unit was sold to an affiliate of the current CEO for consideration of $250,000 (a reduction in amounts otherwise owed to the affiliate). NNBP’s gain on disposal was $749,326, which is accounted for as a capital contribution given the related party nature of the arrangement. Summary operating results for the discontinued operations for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Revenue	$5,301	$19,970

Loss before income taxes	($ 57,268)	($938,358)
Provision for income taxes	--	--
Net loss	($ 57,268)	($938,358)

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

4. Fixed Assets

Fixed assets at December 31, 2004 are summarized as follows:
Dec 2004

Computer equipment	$44,683
Computer software	17,982
Lab equipment	49,008
Office equipment	20,769
Furniture and fixtures	21,729
Leasehold improvements	54,967

209,138
Accumulated Depreciation	(84,143)

$124,995

Depreciation expense for the years ended December 31, 2004 and 2003 was $47,295 and $18,177, respectively.

5. Intangible Assets

Intangible assets as of December 31, 2004 are summarized as follows:

Product rights	$1,350,000
Patents	5,243,043
6,593,043
Accumulated amortization	(832,701)

$5,760,342

Amortization expense for the years ended December 31, 2004 and 2003 was $669,775 and $162,926, respectively. Expected future amortization is summarized as follows:

Year ending December 31,
2005	$706,920
2006	706,920
2007	706,920
2008	549,420
2009	436,920
Thereafter	2,653,242

$5,760,342

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

6. Accrued Expenses

Accrued expenses as of December 31, 2004 are summarized as follows:

Accrued professional fees	$79,500
Royalty	150,479
Employee expense reports	19,843
Payroll taxes and benefits	18,507
Other	67,532

$335,861

7. Segment Information

With the disposition of its HealthCentrics business unit (see Note 3), NNBP operates a single business segment. Geographic information is summarized as follows:

	Year ended December 31,
	2004	2003
Revenue
United States	$343,444	$472,735
Finland	14,917	10,080

	$358,361	$482,815
Assets
United States	$3,281,026
Finland	6,403,281

	$9,684,307

The geographic classification of revenue was based upon the domicile of the entity from which the revenues were earned. Approximately 98% of Finland assets relate to patents recorded as a result of the acquisition of OY (see Note 2).

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

8. Income taxes

There was no current or deferred provision or benefit for income taxes for the years ended December 31, 2004 and 2003. The components of deferred tax asset as of December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax asset:
Net operating loss carryforwards	$3,690,000	$2,487,000
Valuation allowance	(3,690,000)	(2,487,000)
Deferred tax asset net of valuation allowance	$--	$--

As of December 31, 2004, the Company had approximately $9.1 million of net operating loss carryovers which expire between 2016 and 2024.

The following table accounts for the differences between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rates of 34% to the loss from continuing operations before income taxes and minority interest:

	2004	2003

Statutory tax benefit	$2,756,000	$967,000
State taxes, net of federal benefit	309,000	72,000
Nondeductible expense for common
stock issued for services	(999,000)	(292,000)
Amortization of intangible assets	(261,000)	(57,000)
Nontaxable income in connection
with HealthCentrics' disposition	305,000	-
Increase in valuation allowance	(2,116,000)	(715,000)
Other, net	6,000	25,000

Provision for taxes	$-	$-

Changes in the valuation allowance during the year ended December 31, 2004 were as follows:

Valuation allowance, beginning of year	$2,487,000
Discontinued operations	(913,000)
Increase from continuing operations	2,116,000

Valuation allowance, end of year	$3,690,000

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
9. Related Party Transactions

Stockholder Loan

An entity controlled by the Chief Executive Officer (who is also the largest stockholder of NNBP), had loaned NNBP approximately $8.2 million from June 2003 through December 2004. This loan had interest at 5% and is due on demand. On September 30, 2004, $7.5 million of the above loan was converted into 29,999,964 shares of the Company’s common stock. On December 13, 2004 an additional $500,000 of the above loan was converted into 4,166,667 shares of the of the Company’s common stock, which is included in the Stock Settlement Liability at December 31, 2004 (see Note 10). The remaining loan balance at December 31, 2004 was approximately $194,000.

Interest expense for the above loans for the years ended December 31, 2004 and 2003 was approximately $238,000 and $23,000, respectively.

Short-Term Notes Payable

Short-term notes payable consist of unsecured advances from employees of the Company. These notes bear interest at 5% and are due on demand.

Conversion of Debt into Equity

During August 2004, an employee and minority stockholder (less than 5% ownership of the Company) converted an $111,000 liability due from the Company into 923,458 shares of the Company’s common stock.

License Agreement

During February 2004, NNBP entered into a licensing agreement with Pegasus Worldwide, Inc. (“Pegasus”) to market one of NNBP's over the counter products. NNBP’s Chief Executive Officer is a director of Pegasus. Under the terms of the license agreement, NNBP was due $75 for each unit of product sold. For the year ended December 31, 2004, NNBP recognized revenue of $46,800 under this license agreement. Effective June 1, 2004, this license agreement was cancelled and NNBP is selling this product directly to customers.

Royalty Agreement

The Company was a party to a royalty agreement with the former majority owner of LABS who, along with his spouse, own approximately 24.4 million common shares of NNBP. Under the terms of the royalty agreement, this stockholder would receive an annual fee of $50,000 plus ten percent of gross sales from applicable products. On March 16, 2004, the U.S. Patent Office printed Patent 6,706,290 “Methods for Eradication of Nanobacteria”. With the approval of this patent, management believes that the above royalty agreement is not valid and no amounts will ultimately be due under the above royalty agreement.

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

10. Stockholders' equity

Preferred stock

The holder(s) of preferred shares are entitled to receive non-cumulative dividends not to exceed $.10 per share when and as declared by the Board of Directors. In the event of any liquidation, dissolution or winding down of the company, either voluntary or involuntary, the holder(s) of each preferred share shall be entitled to be paid on an amount equal to $4.00 per share. In the event that the Company authorizes the redemption of all or any preferred shares, the redemption price shall be $4.30 per share. The preferred shares are convertible at any time into common at the ratio of 44.11 common shares to one preferred share. Holders of preferred shares have a right to cast eight votes per preferred share and the right to elect 50% of the authorized members of the board of directors.

Common stock, preferred stock and warrant issuances

During 2004, creditors of the Company converted $7.8 million of liabilities into 32,097,808 shares of the Company’s common stock as follows:

Shareholder loan (Note 9)	29,999,964	$7,499,990
Employee (Note 9)	923,458	110,815
Unaffiliated vendors	1,174 385	158,724
	32,097,807	$7,769,529

During 2004, the Company issued 5.0 million shares of its common stock and 5.0 million warrants with an exercise price of $0.005 per share in connection with the acquisition of the minority interest in OY (see Note 2). The value of these stock and stock equivalent issuances was $4.3 million.

From August 2004 through November 2004, the Company entered into Subscription Agreements with two unaffiliated investors. Under the terms of the Subscription Agreements, the Company received cash of $677,500 (net of $97,500 of expenses) during the year ended December 31, 2004. The Company is to receive additional cash of $775,000 within five days of registering the common shares and warrants issued as a result of the Subscription Agreements. The number of common shares to be issued is equal to the amount received divided by the lesser of $.12 or 52% of the average closing bid price of the Company’s common stock on the five trading days immediately prior to the date on which the registration statement is declared effective (“Fixed Price”). These amounts are classified as Stock Settlement Liability at December 31, 2004. In addition, the Subscription Agreements provide for the issuance of warrants equal to the number of common shares issued. Fifty percent (50%) of the warrants are exercisable at 110% of the Fixed Price and the remaining 50% of the warrants are exercisable at 150% of the Fixed Price. Unexercised warrants will expire December 31, 2008. The Company has agreed to use its best efforts to promptly register the common shares and warrants.

During December 2004, the Company entered into a Subscription Agreement with an affiliate of the Company’s Chief Executive Officer. Under the terms of the Subscription Agreement, the Company received cash of $500,000 during the year ended December 31, 2004. The Company is to receive additional cash of $500,000 within five days of registering the common shares and warrants issued as a result of the Subscription Agreement. All other terms of the Subscription Agreement are substantially the same as the Subscription Agreements to the unaffiliated investors described in the preceding paragraph. This amount is classified as Stock Settlement Liability at December 31, 2004.

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

10. Stockholders' equity (continued)

As a result of the above Subscription Agreements, at December 31, 2004, the Company has issued 10,625,000 shares of common shares, which represents the minimum number of shares to be issued under the Subscription Agreements in exchange for cash received through December 31, 2004. If the price of the Company’s stock is less than $0.23 per share when the Company’s registration statement is declared effective, the Company will be required to issue additional shares under the above Subscription Agreements equal to a price of 52% of the average closing bid price of the Company’s common stock on the five trading days immediately prior to the date on which the registration statement is declared effective. The ultimate number of shares to be issued is indeterminate as the number of shares is dependent on NNBP’s closing bid price when a registration statement is declared effective. As a result, the $1,275,000 of cash received under the Subscription Agreements through December 31, 2004 is included in long-term liabilities.

At December 31, 2004, the Company measured the value of the shares to be issued under the Subscription Agreements through December 31, 2004 based on the Company’s closing bid price at December 31, 2004 compared to the actual shares issued. As a result of this measurement, an additional $643,630 long-term liability was recorded as of December 31, 2004 with a charge to Other Comprehensive Income.

From May 2001 through November 2002, the Company was subject to the jurisdiction of the United States Bankruptcy Court (“the Bankruptcy Court”) under Chapter 11 of the United States Bankruptcy Code. Throughout the bankruptcy proceedings, the Company’s CEO and an affiliated entity funded the Company’s operations and existence. As part of the plan of reorganization as approved by the Bankruptcy Court, the Company was to issue 75 million shares of the Company’s stock to affiliates of the CEO in satisfaction of this obligation. This transaction was recorded at $750,000 or $.01 per share fair value at the date of the award (based on the value at the measurement date) although shares were issued periodically throughout 2003. Certain shares were issued as preferred shares (at an equivalent value based on the conversion ratio of 44.11 per share). During January 2004, the number of authorized shares was increased to 250,000,000, at which time the previously issued preferred stock was converted to 35,048,445 shares of common stock.

During January 2004, a remaining Bankruptcy obligation was satisfied when the Company issued 4.5 million common shares to an entity that is an affiliate of the Company’s CEO. The Company recognized an expense of $2.6 million in 2004 in connection with this 4.5 million stock issuance which is the approximate fair value of the stock on the issuance date.

During 2003, a total of 34,998,000 shares of the Company’s common stock were issued for the acquisition of LABS (see Note 2) including 4.0 million common shares to an affiliate of the Company’s Chief Executive Officer in connection with the facilitation and bridge funding for this acquisition. The value of these share issuances was approximately $1.4 million.

An aggregate of 3,644,000 shares of stock were issued during 2003 in connection with the conversion of $728,800 in related party debt to equity. Stock issued for services in 2003 aggregated 50,000 shares valued at $30,175.

In addition, the Company sold 1,690,000 shares of stock at prices ranging from $.20 to $.40 for aggregate proceeds of $548,000 and 368,815 shares of preferred stock were converted to 16,268,430 shares of common stock.

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

10. Stockholders' equity (continued)

Warrants

As of December 31, 2004, in connection with the OY acquisition, 5,000,000 warrants were outstanding with an exercise price of $.005 per common share and an expiration date of August 31, 2009 (see Note 2).

At the finalization of the Subscription Agreements described above, approximately 23.4 million additional warrants will be issued with an estimated weighted average exercise price of $.16 per common share and an expiration date of five years from the date of issuance.

Stock Option Plan

No stock options were outstanding for the years ended December 31, 2004 and 2003.

11. Commitments

The Company leases administrative and laboratory facilities and office equipment under cancelable and non-cancelable operating leases that expire through June 2010. The following table summarizes the minimum future rental commitments under non-cancelable operating leases at December 31, 2004:

Year ending December 31,

2005	$174,281
2006	178,408
2007	109,225
2008	58,163
2009	53,900
2010	27,234

$601,211

Rent expense on operating leases for the years ended December 31, 2004 and 2003 was approximately $222,000 and $167,000, respectively.

NANOBAC PHARMACEUTICALS, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

13. Contingency

On September 24, 2004 a civil action was filed in United States District Court - Southern District of California by World Health Products, LLC (“World Health”) broadly alleging that the Company, together with a customer of the Company (“Customer”), has infringed on its Patent Number 5,602,180 related to the sale of suppositories included in the Company’s supplement product. World Health alleged additional complaints against the Customer to which the Company is not liable. During February 2005, World Health dropped the Company from their lawsuit as their tests of the Company’s suppositories determined that World Health’s patents were not being infringed upon.

15. Quarterly Data

	Mar 31	Jun 30	Sep 30	Dec 31
2004 Quarter ended
Revenue	$32,385	$73,564	$118,141	$134,271
Gross profit	$25,196	$42,072	$76,037	$114,586
Loss from continuing
operations	($4,221,972)	($1,384,238)	($994,276)	($1,217,024)
Net loss	($4,279,240)	($1,384,238)	($994,276)	($1,217,024)
Loss per share:
Basic and Diluted	($0.03)	($0.01)	($0.01)	($0.00)

2003 Quarter ended
Revenue	$0	$77,637	$241,340	$163,838
Gross profit	$0	$17,174	$63,932	$68,587
Loss from continuing
operations	($935,446)	($166,229)	($679,241)	($980,217)
Net loss	($1,234,083)	($468,666)	($929,230)	($1,067,512)
Loss per share:
Basic and Diluted	($0.03)	($0.01)	($0.01)	($0.01)

Reconciliation of 2003 Quarterly Data to Forms 10-QSB as filed

	Mar 31	Jun 30	Sep 30
Revenue
Revenue as reported on Form 10Q	$5,812	$84,049	$244,616
Discontinued operations	(5,812)	(6,412)	(3,276)

Revenue per above	$0	$77,637	$241,340

Gross Profit
Gross profit as reported on Form 10Q	($10,300)	$3,034	$38,503
Discontinued operations	10,300	14,140	25,429

Gross profit per above	$0	$17,174	$63,932

Net loss
Net loss as reported on Form 10Q	($595,222)	($449,924)	($913,780)
Amortization of intangible assets	-	(18,742)	(90,000)
Charge or reversal thereof for stock issuances to affiliates of officers	(650,000)		74,550
Other	11,139	-	-

Net loss per above	($1,234,083)	($468,666)	($929,230)

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nanobac's Articles of Incorporation, as amended, provide to the fullest extent permitted by Florida law, a director or officer of Nanobac shall not be personally liable to Nanobac or its shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of Nanobac's Articles of Incorporation, as amended, is to eliminate the right of Nanobac and its shareholders (through shareholders' derivative suits on behalf of Nanobac) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. Nanobac believes that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 25	OTHER EXPENSES

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling stockholder. All of the amounts shown are estimates, except for the SEC Registration Fees.

SEC registration fees	$500.00
Accounting fees and expenses	$10,000.00
Legal fees and expenses	$30,000.00
Miscellaneous	$1,000.00
Total	$31,500.00

(1) We have estimated these amounts

Item 26	RECENT SALES OF UNREGISTERED SECURITIES

The following table sets forth our sale of securities during the last three years which securities were not registered under the Securities Act of 1933, as amended. Except as described in paragraph 13, no underwriters were employed with respect to the sale of any of the securities listed below.

1. On December 6, 2002, we entered into a share for share exchange agreement to trade all the outstanding common stock of HealthCentrics, Inc. for our common stock. Shares issued in this exchange agreement are as follows:

Affiliates of our CEO and Chairman	11,251,249
25 accredited investors	6,481,716
17,732,965

Each of these former shareholders of HealthCentrics, Inc. received their shares in reliance upon Section 4(2) of the Securities Act of 1933, because each of the holders was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

2. From May 2001 through November 2002, we were in bankruptcy. Throughout the bankruptcy proceedings, our Chairman, Secretary and CEO (collectively “NNBP Officers”) funded our administrative costs and provided management to the Company in the aggregate amount of $750,000 for services rendered during the bankruptcy. The liability was to be settled through the issuance of up to 75 million shares of the Company’s stock ($.01 per share fair value at the date of the award). Shares were issued periodically throughout 2003. Certain shares were issued as preferred shares (at an equivalent value based on the conversion ratio of 44.11 per share). Subsequent to December 31, 2003, the number of authorized shares was increased to 250,000,000, at which time the previously issued preferred stock was converted to 35,048,445 shares of Common stock. Total common shares issued as a result of the above are as follows:

Alexander Edwards III (Director)	500,000
Affiliates of our CEO and Chairman	54,933,890
Two accredited investors	2,950,000

58,383,890

Each of these Directors, affiliates or investors received their shares in reliance upon Section 4(2) of the Securities Act of 1933, because each of the holders was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company.

3. During March 1998 and March 1999, 368,815 shares of preferred stock were convertible into common shares at a rate of 1 share of preferred stock into 44.11 shares of common stock. During January 2003, 100% of the preferred stock was converted into common stock as follows:

Affiliates of our CEO and Chairman	11,651,555
34 accredited investors	4,616,875

16,268,430

Each of these affiliates or investors received their shares in reliance upon Section 4(2) of the Securities Act of 1933, because each of the holders was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company.

4. During March 2003, April 2003 and July 2003, we issued 3,644,000 shares in exchange for the cancellation of indebtedness. The indebtedness was the result of cash loans to the Company. 444,000 shares were issued to Stone Enclosures, Inc. and 1,795,000 shares were issued to Wade, Inc. in exchange for the cancellation of $447,800 of indebtedness ($.20 per share). Both of these entities are controlled by our CEO and Chairman, John Stanton. The remaining 1,405,000 shares were issued to Holmich Investment Corp. in exchange for the cancellation of $281,000 of indebtedness ($.20 per share). Each of these investors received their shares in reliance upon Section 4(2) of the Securities Act of 1933, because each of the holders was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company.

5. On June 4, 2003 we entered into a share for share exchange agreement to exchange 74.4% of common stock of NanobacLabs Pharmaceuticals, Inc. (“LAABS”) for our common stock. During June 2003 through December 2003, we acquired an additional 20.2% of LABS in exchange for our common stock. Shares issued in this exchange agreement are as follows:

Gary Mezo	14,640,000
Nancy M. Schriewer - Mezo	9,760,000
18 accredited investors	6,598,000

30,998,000

An additional 4,000,000 shares were issued to Escape velocity of Tampa Bay, Inc. in connection with the facilitation and bridge funding for the acquisition of LABS.

Each of these former shareholders of LABS received their shares in reliance upon Section 4(2) of the Securities Act of 1933, because each of the holders was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

7. From July 2003 through September 2003, we sold an aggregate of 1,690,000 shares of our Common Stock to ten accredited private investors for $548,000. Each of these investors received their shares in reliance upon Section 4(2) of the Securities Act of 1933, because each of the holders was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

8. During November and December 2003 we issued 25,000 shares each to Eric Littman and Hector Gomez in exchange for services rendered to the Company. Each of these individuals received their shares in reliance upon Section 4(2) of the Securities Act of 1933, because each of the holders was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

9. During January 2004 we issued 4,500,000 shares to Escape Velocity of Tampa Bay, Inc. in exchange for services rendered to the Company during its bankruptcy. This entity is controlled by our Chairman and CEO. This affiliate received its shares in reliance upon Section 4(2) of the Securities Act of 1933, because the holder was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company.

10. During January 2004 and March 2004 (and amended in August 2004), we entered into an employment agreements with E. Olavi Kajander and Neva Ciftcioglu which included provisions to acquire their 35% ownership of Nanobac OY for 5,000,000 shares of our common stock and 5,000,000 warrants with an exercise price of $.005 per share. Each of these employees received their shares in reliance upon Section 4(2) of the Securities Act of 1933, because the holder was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company.

11. From August 2004 through November 2004, we entered into agreements with three creditors to convert $269,538 of current liabilities due to them for professional services provided to us into 2,097,843 shares of our common stock. Each of these creditors received their shares in reliance upon Section 4(2) of the Securities Act of 1933, because each of the holders was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

12. On September 30, 2004, the stockholder loan of $7.5 million was converted into 29,999,964 share of our common stock at $0.25 per share. Shares were issued in this conversion of debt into equity to affiliates of our CEO and Chairman. Each of these affiliates received their shares in reliance upon Section 4(2) of the Securities Act of 1933, because each of the holders was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

13. From August through October 2004, we executed Subscription Agreements with various investors. These investors paid us 50% of the subscription price at execution and the remaining 50% is due within five days that a registration statement is declared effective for the common shares that are being issued. In exchange for the cash consideration, we are to issue these investors shares of our common stock equal to the amount paid divided by the lesser of (a) $0.12 or (b) fifty-two percent of the average closing bid price for our common stock on the five days immediately prior to the date on which a registration statement is declared effective (“The Fixed Price”). In addition, each of these investors will receive an equivalent number of warrants. Assuming that The Fixed Price will be $0.12 per share, the number of shares that will be issued under these subscription agreements is as follows:

	Number
	of Shares	Per Share	Proceeds
Common Stock:
The Nutmeg Group, LLC	10,833,333	$0.12	$1,300,000
Jaytern Associates, Inc.	2,083,333	$0.12	$250,000
Alexander Edwards	8,333,333	$0.12	$1,000,000
NITE Capital	3,333,333	$0.12	$400,000

	24,583,333		$2,950,000

	Number	Exercise
	of Warrants	Price
Warrants:
The Nutmeg Group, LLC	5,416,667	$0.132
The Nutmeg Group, LLC	5,416,667	$0.180
Jaytern Associates, Inc.	1,041,667	$0.132
Jaytern Associates, Inc.	1,041,667	$0.180
Escape velocity of Tampa Bay, Inc. (1)	4,166,667	$0.132
Escape velocity of Tampa Bay, Inc. (1)	4,166,667	$0.180
NITE Capital	1,666,667	$0.132
NITE Capital	1,666,667	$0.180

	24,583,333

(1) Affiliate of the Company.

Each of these investors received their shares in reliance upon Section 4(2) of the Securities Act of 1933, because each of the holders was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company.

Hartsfield Capital Securities (Hartsfield) is due a 10% success fee for the Nutmeg subscription. To date, Hartsfield has received $60,000 or 10% of the first traunch of cash received from Nutmeg. An additional 10% will be payable to Hartsfield when the remaining cash is received from Nutmeg. In addition, Hartsfield is to receive warrants equal to 20% of the value of the Nutmeg transaction based on 100% of the market price of our stock at the final closing of the Nutmeg transaction. We estimate that the number of warrants to be issued to Hartsfield will be approximately 3,250,000.

14. During January 2005 we issued 100,000 shares of common stock to an employee as consideration for services. This employee received his shares in reliance upon Section 4(2) of the Securities Act of 1933, because the holder was knowledgeable, sophisticated and had access to comprehensive information about us. At all relevant times we were a reporting company under the Securities Exchange Act of 1934 and there was readily available adequate current public information with respect to the Company. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

Item 27	EXHIBIT INDEX

Exhibit Number	Description

3.1	Restated Articles of Incorporation (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2003)

3.2	By-Laws (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB fore the year ended December 31, 2002)

10.1
First Amended Plan of Reorganization of American Enterprise.com Corp. (Previously filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K dated December 10, 2002, and incorporated herein by reference)

10.2
Acquisition Agreement dated December 6, 2002, between American Enterprise Corporation and HealthCentrics, Inc. and its shareholders (Previously filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K dated December 13, 2002, and incorporated herein by reference)

10.4
Agreement and Plan of Reorganization dated June 1, 2003 between Nanobac Pharmaceuticals, Incorporated and NanobacLabs Pharmaceuticals, Inc. (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2003 and incorporated herein by reference)

10.5
Share Purchase Agreement dated September 25, 2002 between NanobacLabs, L.L.C. and selected shareholders of Nanobac OY (Previously filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K dated November 26, 2003, and incorporated herein by reference)

10.6
Convertible Promissory Note Loans Purchase Agreement dated September 25, 2002 between NanobacLabs, L.L.C. and selected shareholders of Nanobac OY (Previously filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K dated November 26, 2003, and incorporated herein by reference)

10.7
Closing Agreement dated November 5, 2003 between NanobacLabs, L.L.C. and selected shareholders of Nanobac OY (Previously filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K dated November 26, 2003, and incorporated herein by reference)

10.9
Lease Agreement dated April 17, 2002 between NanobacLabs, L.L.C. and MLK-Tampa Associates, LLC regarding 5,593 square feet of office space located at 2727 W. Martin Luther King Blvd. - Suite 850, Tampa, Florida and First Amendment to Lease dated September 1, 2002 between NanobacLabs, L.L.C. and MLK-Tampa Associates, LLC regarding 2,121 square feet of office space located at 2727 W. Martin Luther King Blvd. - Suite 101, Tampa, Florida (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004 and incorporated herein by reference)

10.10
Loan Agreement dated December 31, 2003 between Nanobac Pharmaceuticals, Incorporated and Escape Velocity, Inc. (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2003)

10.11
Employment by and between Nanobac Pharmaceuticals, Incorporated and Alex H. Edwards III dated January 26, 2004 (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2003)

10.12
Sublease Agreement dated May 18, 2004 between NanobacLabs, L.L.C. and Tampa Bay Surgery Center Associates, Ltd regarding the sublease of 2,121 square feet of office space located at 2727 W. Martin Luther King Blvd. - Suite 101, Tampa, Florida (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004 and incorporated herein by reference)

10.13
Share Purchase Agreement dated March 30, 2004 between Nanobac Pharmaceuticals, Incorporated and Escape Velocity of Tampa Bay, Incorporated for the sale of HealthCentrics, Inc. (Previously filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K dated March 30, 2004, and incorporated herein by reference)

10.14
Executive Employment Agreement between Nanobac Pharmaceuticals, Incorporated, and E. Olavi Kajander, MD, PhD, an individual dated January 15, 2004 (Previously filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K dated March 31, 2004, and incorporated herein by reference)

10.15
Executive Employment Agreement between Nanobac Pharmaceuticals, Incorporated and Neva Ciftcioglu, PhD, an individual dated March 31, 2004 (Previously filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K dated March 31, 2004, and incorporated herein by reference)

10.16
Nonreimbursable Space Act Agreement between The National Aeronautics and Space Administration Lyndon B. Johnson Space Center and Nanobac Pharmaceuticals, Incorporated (Previously filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K dated March 31September 13, 2004 and incorporated herein by reference)

10.17
Debt Cancellation Agreement dated August 30, 2004 between Nanobac Pharmaceuticals, Incorporated and E. Olavi Kajander (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004 and incorporated herein by reference)

10.18
Amendment to Executive Employment Agreement dated August 30, 2004 between Nanobac Pharmaceuticals, Incorporated and E. Olavi Kajander (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004 and incorporated herein by reference)

10.19
Stock Purchase Agreement dated August 30, 2004 between Nanobac Pharmaceuticals, Incorporated and E. Olavi Kajander (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004 and incorporated herein by reference)

10.20
Amendment to Executive Employment Agreement dated September 10, 2004 between Nanobac Pharmaceuticals, Incorporated and Neva Ciftcioglu (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004 and incorporated herein by reference)

10.21
Subscription Agreement, Registration Rights Agreement and Form of Warrant dated August 13, 2004 between Nanobac Pharmaceuticals, Incorporated and The Nutmeg Group, LLC (serves as form of agreement for similar subscription agreements)

10.22
Subscription Agreement, Registration Rights Agreement and Form of Warrant dated September 3, 2004 between Nanobac Pharmaceuticals, Incorporated and Jaytern Associates, Inc. (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004 and incorporated herein by reference)

10.23
Debt Cancellation Agreement dated September 20, 2004 between Nanobac Pharmaceutical, Incorporated and Escape Velocity, Inc. (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004 and incorporated herein by reference)

10.24
Debt Cancellation Agreement dated October 18, 2004 between Nanobac Pharmaceutical, Incorporated and Benedict Maniscalco (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004 and incorporated herein by reference)

10.25
Debt Cancellation Agreement dated December 14, 2004 between Nanobac Pharmaceutical, Incorporated and MacFarlane Ferguson & McMullen (Previously filed with the SEC as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004 and incorporated herein by reference)

16.1
Baumann, Raymondo & Company, P.A. letter to the Securities and Exchange Commission dated February 3, 2004 (Previously filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K dated January 30, 2004, and incorporated herein by reference)

23.1	Consent of Aidman, Piser & Company, P.A.

31.1	Certification to Section 302 of the Sarbanes-Oxley Act of 2002 - Chief Executive Officer

31.2	Certification to Section 302 of the Sarbanes-Oxley Act of 2002 - Chief Financial Officer

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Chief Executive Officer

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Chief Financial Officer

Item 28	UNDERTAKINGS

The undersigned Company hereby undertakes that it will:

(1) file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include:

(a) any prospectus required by Section 10(a)(3) of the Securities Act;

(b) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(c) any additional or changed material information with respect to the plan of distribution not previously disclosed in the registration statement;

(2) for the purpose of determining any liability under the Securities Act, each of the post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors,

officers and controlling persons of Nanobac pursuant to the foregoing provisions, or otherwise, Nanobac has been advised that in the opinion of the Commission that type of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against said liabilities (other than the payment by Nanobac of expenses incurred or paid by a director, officer or controlling person of Nanobac in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, Nanobac will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

SIGNATURES

In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Tampa, State of Florida June 16, 2005.

NANOBAC PHARMACEUTICALS, INCORPORATED

/s/ John D. Stanton

By: John D. Stanton, Chairman, Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person who signature appears below constitutes and appoints John D. Stanton as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or of their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signatures

/s/ John D. Stanton

By: John D. Stanton, Chairman, Chief Executive Officer and Chief Financial Officer
June 16, 2005

/s/ Alexander Edwards III

By: Alexander Edwards, III, Director
June 16, 2005

/s/ Jan Egberts

By: Jan Egberts, M.D. , Director
June 16, 2005

/s/ Stephan Rechtschaffen

By: Stephen Rechtschaffen, Director
June 16, 2005

/s/ Michael J Dean

By: Michael J Dean, Vice President - Finance and Controller (Chief Accounting Officer)
June 16, 2005